As filed with the Securities and Exchange Commission on February 18, 2000

                                                Registration No. 333-30412
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------

                             AMENDMENT NO. 1

                                    to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ---------------
                       PERICOM SEMICONDUCTOR CORPORATION
            (Exact Name of Registrant as Specified in its Charter)
                                ---------------
      California                     3674                  77-0254621
   (State or Other       (Primary Standard Industrial   (I.R.S. Employer
   Jurisdiction of         Classification Code No.)   Identification No.)
   Incorporation or
    Organization)
                               2380 Bering Drive
                          San Jose, California 95131
                                (408) 435-0800
  (Address and telephone number of registrant's principal executive offices)
                                ---------------
                              PATRICK B. BRENNAN
                  Vice President, Finance and Administration
                       Pericom Semiconductor Corporation
                               2380 Bering Drive
                          San Jose, California 95131
                                (408) 435-0800
           (Name, address and telephone number of agent for service)
                                ---------------
                                  Copies to:

 STEPHEN J. SCHRADER, ESQ.                 BLAIR W. WHITE, ESQ.
    CORI M. ALLEN, ESQ.                   JASON M. VENNER, ESQ.
      LULU YEN, ESQ.                  Pillsbury Madison & Sutro LLP
  Morrison & Foerster LLP                   50 Fremont Street
    755 Page Mill Road                   San Francisco, CA 94105
 Palo Alto, CA 94304-1018                     (415) 983-1000
      (650) 813-5600

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Pericom may not sell these securities until the registration statement filed + +with the Securities and Exchange Commission is effective. This prospectus is + +not an offer to sell these securities and it is not soliciting an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION -- FEBRUARY 18, 2000

PROSPECTUS

--------------------------------------------------------------------------------
                                2,200,000 Shares


                                 [PERICOM LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

Pericom Semiconductor Corporation is offering 2,200,000 shares of common stock. The shares of Pericom are quoted in the Nasdaq National Market under the symbol "PSEM". On February 17, 2000, the last reported sale price in the Nasdaq National Market was $37.0625 per share.

Pericom designs, develops and markets high-performance interface integrated circuits used in advanced electronic systems.

                                                           Per Share Total
      Public offering price...............................  $        $
      Underwriting discounts and commissions..............  $        $
      Proceeds, before expenses, to Pericom...............  $        $

See "Risk Factors" on pages 7 to 15 for factors that you should consider before investing in the shares of Pericom.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 180,000 additional shares from us and 150,000 additional shares from the selling shareholders at the public offering price, less underwriting discounts and
commissions. Delivery and payment for the shares will be on     , 2000.

Prudential Volpe Technology

   a unit of
   Prudential
   Securities
                CIBC World Markets
                           Wit SoundView
                                                          C.E. Unterberg, Towbin

   , 2000

  Set forth on the left hand side of the inside front cover page are graphics arrayed around the text "INTERNET", showing:

  . a multi-processor board above the caption "Embedded Computing",

  . a laser printer above the caption "Laser Printing",

  . two computer servers above the caption "Servers",

  . a network switch above the caption "Network Switches and Routers",

  . a laptop computer above the caption "Laptop Computing",

  . a memory module above the caption "Memory Modules", and

  . four Pericom IC products of various types.

  Below these graphics is the heading "Pericom Product Classifications" and below that the following text: "SiliconInterface Logic--High-performance 5- to 1.8-volt interface logic products that provide logic functions to handle data transfer between microprocessors and memory, and input/output devices where high-speed, low-power, low-noise and high-output drive characteristics are essential. SiliconSwitch--Full line of 3- and 5-volt high-performance ICs which are used for switching digital and analog signals with minimal delay and signal distortion. SiliconClock--Broad range of high-performance 3- and 5-volt clock generation and distribution products which provide all the precise timing signals needed to ensure reliable data transfer at high speeds. SilliconConnect--High integration mixed signal products that support high-speed serial data transmission and input/output expansion on high-performance data buses." To the right of the foregoing text are graphics of three Pericom IC devices of various types and below these graphics are a stylized letter "P" in a circle and the name "PERICOM".

  Set forth on the inside cover gatefold is the heading "Enabling Higher System Bandwidth for Internet Applications through Advanced Interface Technology" and graphic diagrams consisting of rectangular boxes arrayed around the words "Internet Backbone". The rectangular boxes are captioned "Cell Phone/PDA", "Telecom Switch", "PC Server", "DDR Memory Module", "Network Switch/Router", "Notebook Computer", "Docking Station" and "Laser Printer". Within each box are smaller boxes representing certain elements of the item identified in the caption, with the interconnection of such elements shown by lines. The following elements offered by Pericom are marked with a Pericom logo:

  . a "switch" and a "clock" in the box representing a cell phone/PDA;

  . three "logic" boxes, three "switch[es]", a "clock", a "clock buffer", a "PCI bridge" and a "LAN switch" in the box representing a telecommunications switch;

  . ""hot plug switch[es]", two "clock[s]", "DIMM switch[es]", "termination switch[es]" in the box representing a PC server;

  . ""switch[es]", a "clock" and two "logic" boxes in the box representing a DDR memory module;

  . a "switch", a "PCI bridge", "logic", a "clock", a "clock buffer" and "LAN switch[es]" in the box representing a network switch/router;

  . a "clock", "logic" and "switch" in the box representing a notebook computer;

  . a "switch" in the box representing a docking station; and

  . a "clock", "switch", "logic" and "LVDS" in the box representing a laser printer.

  A "clock", the "DIMM switches" and "chipsets" in the box representing a PC server are connected to the box representing the DDR memory module by lines. The box representing the notebook computer is connected to the box representing the docking station by a line, and the box representing the docking station is connected to the laser printer by a line. In the background are the following graphics:

  . below the box representing a telecommunications switch is a graphic of a controller board for a telecommunications switch;

  . to the right of the box representing a network switch/router is a graphic of a LAN switch;

  . to the right of the box representing a PC server is a graphic of two enterprise servers;

  . below the box representing a notebook computer is a graphic of a notebook computer;

  . above the box representing a laser printer is a graphic of a laser printer; and

  . above the box labeled "Cell Phone/PDA" is a graphic of a cellular phone.

  At the bottom right corner of the cover gatefold are a stylized "P" in a circle and the name "PERICOM".

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4

Risk Factors........................    7

Forward-Looking Statements..........   15

Use of Proceeds.....................   16

Price Range of Common Stock and
 Dividend Policy....................   16

Capitalization......................   17

Selected Financial Data.............   18

Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   19



-------------------------------------------------------------------------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                    Page
                                    ----
Business...........................  24
Management.........................  35


Certain Transactions...............  37

Principal and Selling Sharehold-
 ers...............................  38

Underwriting.......................  40

Legal Matters......................  42

Experts............................  42

Where You Can Find More Informa-
 tion..............................  42

Information Incorporated by Refer-
 ence..............................  43

Index to Financial Statements...... F-1

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of Pericom. Investors should read the entire prospectus carefully.

                                    Pericom

  We design, develop and market high-performance interface integrated circuits, or ICs, used in advanced electronic systems. Interface ICs manage the transfer of electrical signals among a system's components and between systems. High-performance interface ICs enable high signal quality and are essential for the full use of the speed and bandwidth of advanced microprocessors, memory ICs, local area networks, or LANs, and wide area networks, or WANs.

  We focus on the high-performance segments of the notebook computer, computer server and network equipment markets, in which advanced system designs require interface ICs with high speed, low power consumption, low-voltage operation, small size and high integration. In addition, we sell our products in other markets, including the printer and copier markets. The current high demand for bandwidth to support the growth of the Internet will require continual improvements in the performance of interface products. Our interface products increase system bandwidth in applications such as notebook computers, servers, network switches and routers, storage area networks and wireless base stations.

  We have combined our extensive design technology and applications knowledge with our responsiveness to the specific needs of electronic systems developers to become a leading supplier of interface ICs. We have grown from one product line in fiscal 1992 to four currently: SiliconInterface, SiliconSwitch, SiliconClock and SiliconConnect. Our goal is to provide an increasing breadth of interface IC solutions to our customers. We currently offer over 400 products, of which 37 were introduced during the six months ended December 31, 1999.

  Our customers and end-users of our products include a number of leading original equipment manufacturers, or OEMs, in each market:

  . Acer, Compaq, Dell, IBM and Toshiba in the notebook computing market;

  . Compaq, Dell and Intel in the server market;

  . 3Com, Cabletron Systems, Cisco Systems, Lucent and Nortel Networks in the network equipment market; and

  . Canon, Lexmark and Xerox in the printer and copier market.

  We use independent suppliers to manufacture our products in order to gain access to a broad range of advanced process technologies without incurring substantial capital investments. We have a long-standing relationship with Chartered Semiconductor Manufacturing Ltd, recently began using Taiwan Semiconductor Manufacturing Company, Ltd as a supplier, and qualified Hyundai Electronics America in 1998.

  We pursue a three-tier customer strategy, consisting of:

  . establishing relationships with new customers by working with their system design engineers to have our ICs incorporated into their product designs;

  . solidifying customer relationships through on-time delivery of high-quality, state-of-the-art, competitively-priced ICs; and

  . expanding sales to existing customers by providing increasingly extensive solutions to their needs.

  We market and distribute our products through a worldwide network of independent sales representatives and distributors.

                            Our History and Offices

  We were incorporated on June 25, 1990. Our principal executive offices are located at 2380 Bering Drive, San Jose, California 95131, and our telephone number is (408) 435-0800. Our web site address is www.pericom.com. The information contained on our web site is not a part of this prospectus.

                                  The Offering

Shares offered by Pericom...............  2,200,000 shares

Total shares outstanding after this
 offering............................... 11,941,593 shares

Use of proceeds by Pericom.............. General corporate purposes, including working capital, purchase of capital
                                         equipment and potential acquisitions.
Nasdaq National Market symbol........... PSEM

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999. The above information excludes:

  . 2,017,364 shares issuable upon exercise of options outstanding as of December 31, 1999, with a weighted average exercise price of $6.15 per share;

  . 843,833 shares of common stock available for issuance as of December 31, 1999 under our 1995 stock option plan;

  . 122,114 shares of common stock available for issuance as of December 31, 1999 under our 1997 employee stock purchase plan;

  . 180,000 shares that the underwriters may purchase from us if they exercise their over-allotment option in full.

  In addition, the underwriters may purchase 150,000 currently outstanding shares from the selling shareholders if they exercise their over-allotment options in full.

                                  Risk Factors

  You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                             Summary Financial Data

                                                                 Six Months
                                       Fiscal Year Ended June  Ended December
                                                 30,                 31,
                                       ----------------------- ---------------
                                        1997    1998    1999    1998    1999
                                       ------- ------- ------- ------- -------
                                           (in thousands, except per share
                                                      amounts)
Statement of Income Data:
Net revenues.......................... $33,166 $49,198 $59,797 $29,057 $37,634
Gross profit..........................  12,180  19,913  24,313  11,455  15,820
Income from operations................   2,004   7,055   9,162   4,258   7,055
Net income............................   1,578   5,164   6,772   3,184   4,744
Basic earnings per share.............. $  0.73 $  0.73 $  0.72 $  0.34 $  0.49
Diluted earnings per share............ $  0.22 $  0.55 $  0.66 $  0.32 $  0.43
Shares used in computing basic
 earnings per share...................   2,165   7,083   9,395   9,333   9,663
Shares used in computing diluted
 earnings per share...................   7,316   9,412  10,279  10,080  10,924

                                                       As of December 31, 1999
                                                       --------------------------
                                                         Actual     As Adjusted
                                                       ----------- --------------
                                                            (in thousands)
Balance Sheet Data:
Cash and short-term investments.......................    $ 27,049  $   104,010
Working capital.......................................      41,397      118,358
Total assets..........................................      64,077      141,038
Shareholders' equity..................................      51,917      128,878

  See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data. Cash and short-term investments in the above table is comprised of cash and equivalents and short-term investments. Working capital consists of current assets minus current liabilities.

  The as adjusted amounts above give effect to the sale of the 2,200,000 shares of common stock by us in this offering at an assumed public offering price of $37.0625 per share (less underwriting discounts and commissions and estimated offering expenses).

                                  RISK FACTORS

  You should carefully consider the risk factors below in addition to the other information in this prospectus. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our common stock.

  Risks Related to our Business

  If we do not develop products that our customers and end-users design into their products, or if their products do not sell successfully, our business and operating results would be harmed.

  We have relied in the past and continue to rely upon our relationships with our customers and end-users for insights into product development strategies for emerging system requirements. We generally incorporate new products into a customer's or end-user's product or system at the design stage. However, these design efforts, which can often require significant expenditures by us, may precede product sales, if any, by a year or more. Moreover, the value to us of any design win will depend in large part on the ultimate success of the customer's or end-user's product and on the extent to which the system's design accommodates components manufactured by our competitors. If we fail to achieve design wins or if the design wins fail to result in significant future revenues, our operating results would be harmed. If we have problems developing or maintaining our relationships with our customers and end-users, our ability to develop well-accepted new products may be impaired.

  The trading price of our common stock and our operating results are likely to fluctuate substantially in the future.

  The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors some of which are not within our control, including:

  .  quarter-to-quarter variations in operating results;

  . announcements of technological innovations or new products by us or our competitors;

  . general conditions in the semiconductor and electronic systems industries;

  .  changes in earnings estimates by analysts; and

  . price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many high technology companies.

  In the past, our quarterly operating results have varied significantly and are likely to fluctuate in the future. A wide variety of factors affect our operating results. These factors might include the following:

  . the timing of new product introductions and announcements by us and by our competitors;

  .  customer acceptance of new products introduced by us;

  .  growth or reduction in the size of the market for interface ICs;

  .  a decline in the gross margins of our products;

  .  general conditions in the semiconductor industry;

  .  changes in our product mix;

  .  delay or decline in orders received from distributors;

  .  the availability of manufacturing capacity with our wafer suppliers;

  .  changes in manufacturing costs;

  .  fluctuations in manufacturing yields;

  .  the ability of customers to pay us;

  . expenses incurred in obtaining, enforcing, and defending intellectual property rights; and

  . increased research and development expenses associated with new product introductions or process changes.

  All of these factors are difficult to forecast and could seriously harm our operating results. Our expense levels are based in part on our expectations regarding future sales and are largely fixed in the short term. Therefore, we may be unable to reduce our expenses fast enough to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to our expectations or any material delay of customer orders could harm our operating results. In addition, if our operating results in future quarters fall below public market analysts' and investors' expectations, the market price of our common stock would likely decrease.

  The markets for our products are characterized by rapidly changing technology, and our financial results could be harmed if we do not successfully develop and implement new manufacturing technologies or develop, introduce and sell new products.

  The markets for our products are characterized by rapidly changing technology, frequent new product introductions and declining selling prices over product life cycles. We currently offer over 400 products. Our future success depends upon the timely completion and introduction of new products, across all our product lines, at competitive price and performance levels. The success of new products depends on a variety of factors, including the following:

  .  product performance and functionality;

  .  customer acceptance;

  .  competitive pricing;

  .  successful and timely completion of product development;

  .  sufficient wafer fabrication capacity; and

  .  achievement of acceptable manufacturing yields by our wafer suppliers.

  We may also experience delays, difficulty in procuring adequate fabrication capacity for the development and manufacture of new products or other difficulties in achieving volume production of these products. Even relatively minor errors may significantly affect the development and manufacture of new products. If we fail to complete and introduce new products in a timely manner at competitive price and performance levels, our business would be significantly harmed.

  Intense competition in the semiconductor industry may reduce the demand for our products or the prices of our products, which could reduce our revenues.

  The semiconductor industry is intensely competitive. Our competitors include Cypress Semiconductor Corporation, Integrated Circuit Systems, Inc., Integrated Device Technology, Inc., Maxim Integrated Products, Inc., and Texas Instruments, Inc. Most of those competitors have substantially greater financial, technical, marketing, distribution and other resources, broader product lines and longer-standing customer relationships than we do. We also compete with other major or emerging companies that sell products to certain segments of our markets. Competitors with greater financial resources or broader product lines may have a greater ability to sustain price reductions in our primary markets in order to gain or maintain market share.

  We believe that our future success will depend on our ability to continue to improve and develop our products and processes. Unlike us, many of our competitors maintain internal manufacturing capacity for the fabrication and assembly of semiconductor products. This ability may provide them with more reliable manufacturing capability, shorter development and manufacturing cycles and time-to-market advantages. In addition, competitors with their own wafer fabrication facilities that are capable of producing products with the same design geometries as ours may be able to manufacture and sell competitive products at lower prices. Any introduction of products by our competitors that are manufactured with improved process technology could seriously harm our business. As is typical in the semiconductor industry, our competitors have developed and marketed products that function similarly or identically to ours. If our products do not achieve performance, price, size or other advantages over products offered by our competitors, our products may lose market share. Competitive pressures could also reduce market acceptance of our products, reduce our prices and increase our expenses.

  We also face competition from the makers of ASICs and other system devices. These devices may include interface logic functions, which may eliminate the need or sharply reduce the demand for our products in particular applications.

  Product price declines and fluctuations may cause our future financial results to vary.

  Historically, selling prices in the semiconductor industry generally, as well as for our products, have decreased significantly over the life of each product. We expect that selling prices for our existing products will continue to decline over time and that average selling prices for our new products will decline significantly over the lives of these products. Declines in selling prices for our products, if not offset by reductions in the costs of producing these products or by sales of new products with higher gross margins, would reduce our overall gross margins and could seriously harm our business.

  The demand for our products depends on the growth of our end users' markets.

  Our continued success depends in large part on the continued growth of markets for the products into which our semiconductor products are incorporated. These markets include the following:

  .  computers and computer related peripherals;

  .  data communications and telecommunications equipment;

  .  electronic commerce and the Internet; and

  .  consumer electronics equipment.

  Any decline in the demand for products in these markets could seriously harm our business, financial condition and operating results. These markets have also historically experienced significant fluctuations in demand. We may also be seriously harmed by slower growth in the other markets in which we sell our products.

  Downturns in the semiconductor industry, rapidly changing technology and evolving industry standards can harm our operating results.

  The semiconductor industry has historically been cyclical and periodically subject to significant economic downturns--characterized by diminished product demand, accelerated erosion of selling prices and overcapacity--as well as rapidly changing technology and evolving industry standards. In the past, our operating results have been harmed by excess supply in the semiconductor industry. For example, we believe our net revenues fell from $41.2 million in fiscal 1996 to $33.2 million in fiscal 1997 primarily due to a cyclical downturn in the semiconductor industry. Accordingly, we may in the future experience substantial period-to-period fluctuations in our business and operating results due to general semiconductor industry conditions, overall economic conditions or other factors. Our business is also subject to the risks associated with the effects of legislation and regulations relating to the import or export of semiconductor products.

  Our contracts with our wafer suppliers do not obligate them to a minimum supply or set prices. Any inability or unwillingness of our wafer suppliers generally, and Chartered Semiconductor Manufacturing Ltd. in particular, to meet our manufacturing requirements would delay our production and product shipments and harm our business.

  In fiscal 1999, we purchased approximately 85% of our wafers from Chartered Semiconductor Manufacturing Ltd. In the second quarter of fiscal 2000, Chartered accounted for approximately 77% of our wafer manufacturing. In both fiscal years, only four other suppliers manufactured the remainder of our wafers. Our reliance on independent wafer suppliers to fabricate our wafers at their production facilities subjects us to possible risks such as:

  .  lack of adequate capacity;

  .  lack of available manufactured products;

  .  lack of control over delivery schedules; and

  .  unanticipated changes in wafer prices.

  Any inability or unwillingness of our wafer suppliers generally, and Chartered in particular, to provide adequate quantities of finished wafers to meet our needs in a timely manner would delay our production and product shipments and seriously harm our business.

  At present, we purchase wafers from our suppliers through the issuance of purchase orders based on our rolling six-month forecasts. The purchase orders are subject to acceptance by each wafer supplier. We do not have long-term supply contracts which obligate our suppliers to a minimum supply or set prices. We also depend upon our wafer suppliers to participate in process improvement efforts, such as the transition to finer geometries. If our suppliers are unable or unwilling to do so, our development and introduction of new products could be delayed. Furthermore, sudden shortages of raw materials or production capacity constraints can lead wafer suppliers to allocate available capacity to customers other than us or for the suppliers' internal uses, interrupting our ability to meet our product delivery obligations. Any significant interruption in our wafer supply would seriously harm our operating results and our customer relations. Our reliance on independent wafer suppliers may also lengthen the development cycle for our products, providing time-to-market advantages to our competitors that have in-house fabrication capacity.

  In the event that our suppliers are unable or unwilling to manufacture our key products in required volumes, we will have to identify and qualify additional wafer foundries. The qualification process can take up to six months or longer. Furthermore, we are unable to predict whether additional wafer foundries will become available to us or will be in a position to satisfy any of our requirements on a timely basis.

  We depend on single or limited source assembly subcontractors with whom we do not have written contracts. Any inability or unwillingness of our assembly subcontractors to meet our assembly requirements would delay our product shipments and harm our business.

  We primarily rely on foreign subcontractors for the assembly and packaging of our products and, to a lesser extent, for the testing of finished products. Some of these subcontractors are our single source supplier for some of our new packages. In addition, changes in our or a subcontractor's business could cause us to become materially dependent on a single subcontractor. We have from time to time experienced difficulties in the timeliness and quality of product deliveries from our subcontractors and may experience similar or more severe difficulties in the future. We generally purchase these single or limited source components or services pursuant to purchase orders and have no guaranteed arrangements with these subcontractors. These subcontractors could cease to meet our requirements for components or services, or there could be a significant disruption in supplies from them, or degradation in the quality of components or services supplied by them. Any circumstance that would require us to qualify alternative supply sources could delay shipments, result in the loss of customers and limit or reduce our revenues.

  We may have difficulty accurately predicting revenues for future periods.

  Our expense levels are based in part on anticipated future revenue levels, which can be difficult to predict. Our business is characterized by short-term orders and shipment schedules. We do not have long-term purchase agreements with any of our customers, and customers can typically cancel or reschedule their orders without significant penalty. We typically plan production and inventory levels based on forecasts of customer demand generated with input from customers and sales representatives. Customer demand is highly unpredictable and can fluctuate substantially. If customer demand falls significantly below anticipated levels, our gross profit would be reduced.

  We compete with others to attract and retain key personnel, and any loss of, or inability to attract, key personnel would harm us.

  To a greater degree than non-technology companies, our future success will depend on the continued contributions of our executive officers and other key management and technical personnel. None of these individuals has an employment agreement with us and each one would be difficult to replace. We do not maintain any key person life insurance policies on any of these individuals. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise harm our business, financial condition and results of operations.

  Our future success also will depend on our ability to attract and retain qualified technical, marketing and management personnel, particularly highly skilled design, process and test engineers, for whom competition is intense. In particular, the current availability of qualified engineers is limited and competition among companies for skilled and experienced engineering personnel is very strong. During strong business cycles, we expect to experience continued difficulty in filling our needs for qualified engineers and other personnel.

  Our limited ability to protect our intellectual property and proprietary rights could harm our competitive position.

  Our success depends in part on our ability to obtain patents and licenses and preserve other intellectual property rights covering our products and development and testing tools. In the United States, we hold 17 patents covering certain aspects of our product designs and have at least 10 additional patent applications pending. Copyrights, mask work protection, trade secrets and confidential technological know-how are also key to our business. Additional patents may not be issued to us or our patents or other intellectual property may not provide meaningful protection. We may be subject to, or initiate, interference proceedings in the U.S. Patent and Trademark Office. These proceedings can consume significant financial and management resources. We may become involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. This type of litigation is frequently expensive to both the winning party and the losing party and takes up significant amounts of management's time and attention. In addition, if we lose such a lawsuit, a court could require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

  Because it is important to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent, trade secret and mask work protection for our technologies. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

  We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements. In addition, the laws of some territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

  The process technology used by our independent foundries, including process technology that we developed with our foundries, can generally be used by them to produce their own products or to manufacture products for other companies, including our competitors. In addition, we may not have the right to implement key process technologies used to manufacture some of our products with foundries other than our present foundries.

  We may not provide adequate allowances for exchanges, returns and concessions.

  We recognize revenue from the sale of products when shipped, less an allowance based on future authorized and historical patterns of returns, price protection, exchanges and other concessions. We believe our methodology and approach are appropriate. However, if the actual amounts we incur exceed the allowances, it could decrease our revenue and corresponding gross profit.

  The complexity of our products makes us highly susceptible to manufacturing problems, which could increase our costs and delay our product shipments.

  The manufacture and assembly of our over 400 products are highly complex and sensitive to a wide variety of factors, including:

  .  the level of contaminants in the manufacturing environment;

  .  impurities in the materials used; and

  .  the performance of manufacturing personnel and production equipment.

  In a typical semiconductor manufacturing process, silicon wafers produced by a foundry are cut into individual die. These die are assembled into individual packages and tested for performance. Our wafer fabrication suppliers have from time to time experienced lower than anticipated yields of suitable die. In the event of such decreased yields, we would incur additional costs to sort wafers, an increase in average cost per usable die and an increase in the time to market for our products. These conditions could reduce our net revenues and gross margin and harm our customer relations.

  We do not manufacture any of our products. Therefore, we are referred to in the semiconductor industry as a "fabless" producer. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications. We currently have third party manufacturers that can produce semiconductors that meet our needs. However, as the industry continues to progress to smaller manufacturing and design geometries, the complexities of producing semiconductors will increase. Decreasing geometries may introduce new problems and delays that may affect product development and deliveries. Due to the nature of the industry and our status as a "fabless" semiconductor company, we could encounter fabrication-related problems that may affect the availability of our products, delay our shipments or increase our costs.

  A large portion of our revenues is derived from sales to a few customers, who may cease purchasing from us at any time.

  A relatively small number of customers have accounted for a significant portion of our net revenues in each of the past several fiscal years. We expect this trend to continue for the foreseeable future. Techmosa, an international distributor that in turn ships to many end users, accounted for approximately 15% of net revenues during the first six months of fiscal 2000. Sales to our top five customers accounted for approximately 40% of net revenues for the first six months of fiscal 2000.

  We do not have long-term sales agreements with any of our customers. Our customers are not subject to minimum purchase requirements, may reduce or delay orders periodically due to excess inventory and may discontinue selling our products at any time. Our distributors typically offer competing products in addition to ours. During the first six months of fiscal 2000, sales to domestic and international distributors represented 61.4% of net revenues. The loss of one or more significant customers, or the decision by a significant distributor to carry the product lines of our competitors, could decrease our revenues.

  Almost all of our wafer suppliers and assembly subcontractors are located in southeast Asia, which exposes us to the problems associated with international operations.

  Almost all of our wafer suppliers and assembly subcontractors are located in southeast Asia, which exposes us to risks associated with international business operations, including the following:

  .  disruptions or delays in shipments;

  . changes in economic conditions in the countries where these subcontractors are located;

  .  currency fluctuations;

  .  changes in political conditions;

  .  potentially reduced protection for intellectual property;

  .  foreign governmental regulations;

  .  import and export controls; and

  .  changes in tax laws, tariffs and freight rates.

  In particular, there is a potential risk of conflict and further instability in the relationship between Taiwan and the People's Republic of China. Conflict or instability could disrupt the operations of one of our principal wafer suppliers and several of our assembly subcontractors located in Taiwan.

  Because we sell our products to customers outside of the United States, we face foreign business, political and economic risks that could seriously harm us.

  In the first six months of fiscal 2000, approximately 32% of our net revenues derived from sales in Asia excluding Japan, approximately 6% from sales in Europe and approximately 10% from sales in Japan. We expect that export sales will continue to represent a significant portion of net revenues. We intend to expand our sales efforts outside the United States. This expansion will require significant management attention and financial resources and further subject us to international operating risks. These risks include:

  .  tariffs and other barriers and restrictions;

  .  unexpected changes in regulatory requirements;

  .  the burdens of complying with a variety of foreign laws; and

  . delays resulting from difficulty in obtaining export licenses for technology.

  We are also subject to general geopolitical risks in connection with our international operations, such as political and economic instability and changes in diplomatic and trade relationships. In addition, because our international sales are denominated in U.S. dollars, increases in the value of the U.S. dollar could increase the price in local currencies of our products in foreign markets and make our products relatively more expensive than competitors' products that are denominated in local currencies. Regulatory, geopolitical and other factors could seriously harm our business or require us to modify our current business practices.

  Our potential future acquisitions may not be successful because we have not made acquisitions in the past.

  We may use a portion of the net proceeds from this offering to make acquisitions. We have depended on internal growth in the past and have not made any acquisitions. As part of our business strategy, we expect to seek acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities. We have no current agreements or negotiations underway with respect to any acquisitions, and we may not be able to locate suitable acquisition opportunities. Future acquisitions could result in the following:

  .  potentially dilutive issuances of equity securities;

  .  large one-time write-offs;

  . the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets;

  . difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;

  .  diversion of management's attention from other business concerns; and

  . risks of entering geographic and business markets in which we have no or limited prior experience and potential loss of key employees of acquired organizations.

  We are not certain that we will be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could seriously harm our business.

  Our operations and financial results could be severely harmed by natural disasters.

  Our headquarters and some of our major suppliers' manufacturing facilities are located near major earthquake faults. One of the foundries we use is located in Taiwan, which recently suffered a severe earthquake. We did not experience significant disruption to our operations as a result of that earthquake. However, if a major earthquake or other natural disaster were to affect our suppliers, our sources of supply could be interrupted, which would seriously harm our business.

  Risks Related to This Offering

  Our principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

  Immediately after the offering, our executive officers and directors will, in the aggregate, beneficially own approximately 16% of our outstanding common stock, or approximately 14% if the underwriters exercise their over-allotment option in full, based on ownership as of January 31, 2000. Accordingly, these shareholders acting as a group will have significant influence with respect to matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change of control transaction in which our shareholders would otherwise have received a premium for their shares.

  You will be relying on the judgment of our management regarding our use of the proceeds from this offering.

  Our management may spend the net proceeds from this offering in ways with which our shareholders may not agree. We cannot assure you that our investments and the use of the net proceeds of this offering will yield favorable returns or results.

  We may in the future issue preferred stock without obtaining approval of the holders of common stock, which could adversely affect the rights of holders of our common stock.

  Our articles of incorporation permit our board of directors to determine the terms of preferred stock and issue preferred stock with rights senior to those of the common stock without the approval of holders of our common stock. Accordingly, the rights of the holders of our common stock could be adversely affected. These provisions could also have the effect of delaying or preventing a change in control of Pericom.

  Shares are restricted from immediate resale but may be resold into the market in the near future. This could cause the market price of our common stock to drop significantly.

  Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Upon completion of this offering (based upon shares outstanding as of December 31, 1999), we will have 11,941,593 shares of common stock outstanding, or 12,121,593 shares if the underwriters exercise their over-allotment option. Based upon shares held as of February 17, 2000, the 1,354,075 shares that will still be held by our selling shareholders and by other of our executive officers and directors after completion of this offering, or 1,204,075 shares if the underwriters exercise their over-allotment options in full, are subject to a 90-day lock-up agreement
and will be available for public resale on          , 2000, the 91st day after
the date of this prospectus.

  In addition to the shares that are currently outstanding we have:

  . 2,017,364 shares issuable upon exercise of options outstanding as of December 31, 1999, with a weighted average exercise price of $6.15 per share;

  . 843,833 shares of common stock available for issuance as of December 31, 1999 under our 1995 stock option plan; and

  . 122,114 shares of common stock available for issuance as of December 31, 1999 under our 1997 employee stock purchase plan.

  Shares underlying vested options are eligible for immediate resale in the public market, unless such shares are held by our directors and executive officers, in which case the shares will be eligible for sale in the public market at the expiration of the 90-day lock-up agreement entered into in connection with this offering.

  Prudential Securities Incorporated may, in its sole discretion and at any time without notice, waive the terms of these lock-up agreements.

                           FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Pericom, including among other things:

  . general economic and business conditions, both nationally and in our markets;

  . our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

  .  anticipated trends in our business;

  .  existing and future regulations affecting our business; and

  .  other risk factors set forth under "Risk Factors" in this prospectus.

  In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to Pericom, our business or our management, are intended to identify forward-looking statements.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds of approximately $77.0 million from the sale of 2,200,000 shares of common stock by us in this offering, or $83.3 million if the underwriters exercise their over-allotment option from us in full, at an assumed public offering price of $37.0625, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds for working capital and general corporate purposes. We expect to use up to $5 million of the net proceeds in calendar year 2000 to acquire capital equipment for research and development and testing. We may also use a portion of the net proceeds to fund acquisitions of complementary businesses, products or technologies. Although we have in the past reviewed potential acquisition opportunities, we are not currently negotiating any acquisitions and we have no agreements with any third party for any acquisition. Our management has broad discretion over the use of proceeds and may spend the net proceeds from this offering in ways with which our shareholders may not agree. Pending use of the net proceeds of this offering, we intend to invest them in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders if the underwriters exercise their over-allotment options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Our common stock began trading publicly in the Nasdaq National Market on October 31, 1997 under the symbol "PSEM". The following table sets forth for the periods indicated the high and low sales prices of our common stock in the Nasdaq National Market.

                                                                    High   Low
                                                                   ------ -----
Fiscal year ended June 30, 1998:

  Second Quarter (from October 31, 1997).......................... $10.38 $6.00
  Third Quarter...................................................  10.50  6.00
  Fourth Quarter..................................................  10.44  5.88

Fiscal year ended June 30, 1999:

  First Quarter...................................................   8.75  4.31
  Second Quarter..................................................  11.81  4.19
  Third Quarter...................................................  14.13  6.88
  Fourth Quarter..................................................  12.63  6.13

Fiscal year ending June 30, 2000

  First Quarter...................................................  17.63 11.13
  Second Quarter..................................................  30.00 12.75
  Third Quarter (through February 17, 2000).......................  41.38 23.75

  On February 17, 2000, the last reported sales price for our common stock was $37.06 per share. As of December 31, 1999 there were approximately 3,000 holders of record of our common stock.

  We have not declared or paid cash dividends and have no present plans to do so. It is our policy to reinvest our earnings to finance expansion of our operations, and we do not expect to declare or pay dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999, on:

  .  an actual basis; and

  . as adjusted to give effect to the sale of the 2,200,000 shares of common stock by us in this offering at an assumed public offering price of $37.0625 per share (less underwriting discounts and commissions and estimated offering expenses).

  You should read this table in conjunction with our financial statements and the notes to those statements, which are included in this prospectus.

                                                              As of December
                                                                 31, 1999
                                                             -----------------
                                                                         As
                                                             Actual   Adjusted
                                                             -------  --------
                                                              (in thousands,
                                                               except share
                                                                  data)
Shareholders' equity:
 Preferred stock, no par value; 5,000,000 shares authorized;
  no shares outstanding, actual; no shares outstanding, as
  adjusted.................................................. $   --   $    --
 Common stock, no par value; 30,000,000 shares authorized;
  9,741,593 shares outstanding, actual; 11,941,593 shares
  outstanding, as adjusted..................................  26,448   103,409
 Accumulated other comprehensive loss.......................     (88)      (88)
 Retained earnings..........................................  25,557    25,557
                                                             -------  --------
  Total shareholders' equity................................  51,917   128,878
                                                             -------  --------
    Total capitalization.................................... $51,917  $128,878
                                                             =======  ========

  Shares outstanding excludes the following:

  . 2,017,364 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 with a weighted average exercise price of $6.15 per share;

  . 843,833 shares of common stock reserved for future issuance as of December 31, 1999 under our 1995 stock option plan; and

  . 122,114 shares of common stock reserved for future issuance as of December 31, 1999 under our 1997 employee stock purchase plan as of December 31, 1999.

                            SELECTED FINANCIAL DATA

  You should read our selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus. The statement of income data for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from our financial statements included in this prospectus, which have been audited by Deloitte & Touche LLP, independent accountants. The statement of income data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The statement of income data for the six-month periods ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 are derived from unaudited interim financial statements included in this prospectus. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the data. Historical results of operations are not necessarily indicative of results that may be expected for any future period.

                                                                     Six Months
                                                                        Ended
                                Fiscal Year Ended June 30,          December 31,
                          ---------------------------------------- ---------------
                           1995    1996     1997    1998    1999    1998    1999
                          ------- -------  ------- ------- ------- ------- -------
                                 (in thousands, except per share amounts)
Statement of Income
 Data:
Net revenues............  $22,732 $41,174  $33,166 $49,198 $59,797 $29,057 $37,634
Cost of revenues........   12,873  22,797   20,986  29,285  35,484  17,602  21,814
                          ------- -------  ------- ------- ------- ------- -------
 Gross profit...........    9,859  18,377   12,180  19,913  24,313  11,455  15,820
Operating expenses:
 Research and
  development...........    2,942   4,414    4,187   5,065   5,976   2,810   3,493
 Selling, general and
  administrative........    4,038   6,471    5,989   7,793   9,175   4,387   5,272
                          ------- -------  ------- ------- ------- ------- -------
   Total operating
    expenses............    6,980  10,885   10,176  12,858  15,151   7,197   8,765
                          ------- -------  ------- ------- ------- ------- -------
Income from operations..    2,879   7,492    2,004   7,055   9,162   4,258   7,055
Other income (expense),
 net....................      144     (50)     351     738   1,098     566     580
                          ------- -------  ------- ------- ------- ------- -------
Income before income
 taxes..................    3,023   7,442    2,355   7,793  10,260   4,824   7,635
Provision for income
 taxes..................      982   2,732      777   2,629   3,488   1,640   2,891
                          ------- -------  ------- ------- ------- ------- -------
Net income..............  $ 2,041 $ 4,710  $ 1,578 $ 5,164 $ 6,772 $ 3,184 $ 4,744
                          ======= =======  ======= ======= ======= ======= =======
Basic earnings per
 share..................  $  0.97 $  2.19  $  0.73 $  0.73 $  0.72 $  0.34 $  0.49
                          ======= =======  ======= ======= ======= ======= =======
Diluted earnings per
 share..................  $  0.28 $  0.63  $  0.22 $  0.55 $  0.66 $  0.32 $  0.43
                          ======= =======  ======= ======= ======= ======= =======
Shares used in computing
 basic earnings per
 share..................    2,096   2,149    2,165   7,083   9,395   9,333   9,663
                          ======= =======  ======= ======= ======= ======= =======
Shares used in computing
 diluted earnings per
 share..................    7,199   7,493    7,316   9,412  10,279  10,080  10,924
                          ======= =======  ======= ======= ======= ======= =======

                                      As of June 30,                 As of
                          --------------------------------------- December 31,
                           1995    1996    1997    1998    1999       1999
                          ------- ------- ------- ------- ------- ------------
                                             (in thousands)
Balance Sheet Data:
Cash and short-term
 investments............. $ 5,075 $ 8,556 $ 9,566 $25,831 $25,725   $27,049
Working capital..........   7,999  12,145  12,984  32,751  37,642    41,397
Total assets.............  14,483  19,820  23,581  47,401  55,925    64,077
Shareholders' equity.....  10,352  15,095  16,795  38,611  46,380    51,917

  See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing per share data. Cash and short-term investments in the above table is comprised of cash and equivalents and short-term investments. Working capital consists of current assets minus current liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

  Our company was formed in June 1990. We completed our first profitable fiscal year on June 30, 1993 and have been profitable in each of our last 28 quarters. We design, manufacture and market high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, data communications and telecommunications systems. Our first volume sales occurred in fiscal 1993 and consisted exclusively of 5-volt 8-bit interface logic circuits. Since then we have expanded our product offering by introducing the following products, among others:

  .  3.3-volt 16-bit logic circuits and 8-bit digital switches in fiscal
     1994;

  . clock generators, 3.3-volt clock synthesizers and buffers, and high-speed interface products for the networking industry in fiscal 1995;

  . 32-bit logic, 16-bit digital switches and Pentium, 56K modem and laser printer clock synthesizers in fiscal 1996;

  . an analog switch family, mixed-voltage logic and a family of clock generators in fiscal 1997;

  . in fiscal 1998, a family of advanced 3.3-volt CMOS logic; clock devices for Pentium and Pentium II mobile computers; a complete solution for the PC100 memory module standard; and a 3.3-volt bus switch family offering the fastest bus switches on the market; and

  . in fiscal 1999, three families of 2.5-volt clock drivers for the networking and telecommunications markets; a family of application-specific bus switches and integrated clock generators to support the latest Pentium III and Celeron Intel processors; and a complete interface solution for the latest memory module standard.

  As is typical in the semiconductor industry, we expect selling prices for our products to decline over the life of each product. Our ability to increase net revenues is highly dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in selling prices of existing products. We seek to increase unit sales volume through increased wafer fabrication capacity allocations from our existing foundries, qualification of new foundries, increased number of die per wafer through die size reductions and improved yields of good die through the implementation of advanced process technologies. In fiscal 1997 and 1998, approximately 90% of the wafers for our semiconductor products were manufactured by Chartered. Chartered manufactured approximately 85% of our wafers in fiscal 1999 and approximately 77% in the three-month period ended December 31, 1999. We qualified Austria Mikro Systeme as a wafer supplier in fiscal 1991, NJR in fiscal 1995, Taiwan Semiconductor in fiscal 1997 and Hyundai Electronics America in 1998.

  Declining selling prices will adversely affect gross margins unless we are able to offset such declines with the sale of new, higher-margin products or achieve commensurate reductions in unit costs. We seek to improve our overall gross margin through the development and introduction of selected new products that we believe will ultimately achieve higher gross margins. A higher gross margin for a new product is typically not achieved until some period after the initial introduction of the product--after start-up expenses for that product have been incurred and once volume production begins. In general, costs are higher at the introduction of a new product due to the use of a more generalized design schematic, lower economies of scale in the assembly phase and lower die yield. Our ability to decrease unit cost depends on our ability to shrink the die sizes of our products, improve yields, obtain favorable subcontractor pricing, and make in-house test and assembly operations more productive and efficient. However, these efforts, even if successful, may not be sufficient to offset declining selling prices.

  We recognize revenue from the sale of products when shipped, less an allowance based on future authorized and historical patterns of returns, price protection, exchanges and other concessions. We believe our methodology and approach are appropriate. However, if the actual amounts we incur exceed the allowances, it could decrease our revenue and corresponding gross profit. We accrue estimated costs for exchanges, returns, price protection and other concessions in the period that sales are recognized.

Results of Operations

  The following table sets forth certain statement of income data as a percentage of net revenues for the periods indicated.

                                                                  Six Months
                                            Fiscal Year Ended        Ended
                                                June 30,         December 31,
                                            -------------------  --------------
                                            1997   1998   1999    1998    1999
                                            -----  -----  -----  ------  ------
Net revenues............................... 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of revenues...........................  63.3   59.5   59.3    60.6    58.0
                                            -----  -----  -----  ------  ------
  Gross margin.............................  36.7   40.5   40.7    39.4    42.0
Operating expenses:
  Research and development.................  12.6   10.3   10.0     9.7     9.3
  Selling, general and administrative......  18.1   15.9   15.3    15.1    14.0
                                            -----  -----  -----  ------  ------
    Total operating expenses...............  30.7   26.2   25.3    24.8    23.3
                                            -----  -----  -----  ------  ------
Income from operations.....................   6.0   14.3   15.4    14.7    18.7
Other income, net..........................   1.1    1.5    1.8     1.9     1.5
                                            -----  -----  -----  ------  ------
Income before income taxes.................   7.1   15.8   17.2    16.6    20.3
Provision for income taxes.................   2.3    5.3    5.9     5.6     7.7
                                            -----  -----  -----  ------  ------
Net income.................................   4.8%  10.5%  11.3%   11.0%   12.6%
                                            =====  =====  =====  ======  ======

 Six Months Ended December 31, 1998 and December 31, 1999

  Net Revenues. Net revenues consist primarily of product sales, which are recognized upon shipment, less an estimate for returns and allowances. Net revenues increased 29.5% from $29.1 million for the six-month period ended December 31, 1998 to $37.7 million for the six-month period ended December 31, 1999. The increase in net revenues is attributable to the overall strength in the semiconductor industry, continued market acceptance of our existing products and sales of new products in our SiliconInterface, SiliconSwitch and SiliconClock product lines, partially offset by a decline in the weighted average selling price of all products. Sales to domestic and international distributors as a percent of total revenues increased to 61.4% in the first half of fiscal 2000 from 55.2% in the comparable period in fiscal 1999. Sales to Techmosa, an international distributor, accounted for approximately 15% of net revenues in the first half of both fiscal 1999 and fiscal 2000.

  Gross Profit. Gross profit increased 38.1% from $11.5 million for the six-month period ended December 31, 1998 to $15.9 million for the six-month period ended December 31, 1999. Gross margin for the same six-month periods increased from 39.4% last year to 42.0% this year. The increase in gross margin resulted from the introduction and sale of new products at higher gross margins, a shift in mix towards higher margin products, and cost reductions achieved through reduced wafer, assembly and test costs. These margin increases were partially offset by decreases in average selling prices in our various product lines.

  Research and Development. Research and development expenses increased from $2.8 million for the six-month period ended December 31, 1998, to $3.5 million for the six-month period ended December 31, 1999, an increase of 24.3%, but also decreased as a percent of sales from 9.7% to 9.3% for those periods. The dollar increase was attributable to development costs for new products in each of our product lines and expansion of our engineering staff and related infrastructure as we continued our commitment to new product development. We believe that continued spending on research and development to develop new products and improve manufacturing processes is critical to our success and, consequently, expect to increase research and development expenses as a percentage of net revenues in future periods.

  Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management. These costs include advertising, sales materials, sales commissions and other marketing and promotional expenses. Selling, general and administrative expenses increased from $4.4 million for the six-month period ended December 31, 1998, to $5.3 million for the six-month period ended December 31, 1999, an increase of 20.2%, but also decreased as a percent of sales from 15.1% to 14.0% for those periods. The dollar increase was primarily due to increased staffing levels, particularly in sales and marketing and increases in commissions due to sales growth. We anticipate that selling, general and administrative expenses will increase in future periods due to increased staffing levels, particularly in sales and marketing, as well as increased commission expense to the extent we achieve higher sales levels.

  Other Income, Net. Other income, net includes interest income and our allocated portion of net losses of Pericom Technology, Inc., a British Virgin Islands corporation based in Shanghai, People's Republic of China. Pericom Technology was formed by Pericom and some of our shareholders in 1994 to develop and market semiconductors in China and other Asian countries. For more information regarding Pericom Technology, see Note 4 of Notes to Financial Statements. Other income, net rose slightly from $566,000 for the six-month period ended December 31, 1998, to $580,000 for the six-month period ended December 31, 1999, as our share of the net losses of Pericom Technology increased from $153,000 to $168,000 and interest income rose from $719,000 to $748,000 for the same periods.

  Provision for Income Taxes. The provision for income taxes was $1.6 million and the effective tax rate was 34.0% for the six-month period ended December 31, 1998. For the six-month period ended December 31, 1999, the provision for income taxes was $2.9 million and the effective tax rate was 37.9%. The increase in the effective tax rate is due to the tax rate structure applied to the increased taxable income levels and the use of a 40.0% effective tax rate in the quarter ended September 30, 1999 as a result of the expiration of the research and development tax credit. The research and development tax credit has since been extended, which has reduced the annual effective rate. The provision for income taxes also differed from the federal statutory rate due to state income taxes.

Comparison of Fiscal 1997, 1998 and 1999

  Net Revenues. Net revenues increased 48.3% from $33.2 million in fiscal 1997 to $49.2 million in fiscal 1998. This increase in net revenues was attributable to increased sales volume in all of our product families, and in particular the SiliconSwitch product line. Net revenues increased 21.5% from $49.2 million in fiscal 1998 to $59.8 million in fiscal 1999. The increase in net revenues was attributable to increased sales volume in our SiliconSwitch and SiliconClock product lines, partially offset by a decrease in the sales volume of the SiliconInterface product line and a decline in the weighted average selling price for all products.

  Gross Profit. Gross profit increased 63.5% from $12.2 million in fiscal 1997 to $19.9 million in fiscal 1998. Gross margin increased from 36.7% in fiscal 1997 to 40.5% in fiscal 1998. This increase in gross margin resulted from cost reductions in excess of decreases in the average selling prices in our various product lines and the introduction of new products at higher gross margins. Cost reductions were achieved in each of our product lines through reduced wafer costs, lower per unit assembly and test costs, and increased die per wafer resulting from reduced design geometries. Gross profit increased 22.1% from $19.9 million in fiscal 1998 to $24.3 million in fiscal 1999. Gross margin rose slightly to 40.7% in fiscal 1999 versus 40.5% in fiscal 1998. This increase is due to the introduction of higher gross margin new products and ongoing reductions in wafer, assembly and test costs although these improvements were offset to some extent by decreases in average selling prices in our various product lines.

  Research and Development. Research and development expenses increased 21.0% from $4.2 million in fiscal 1997 to $5.1 million in fiscal 1998 but decreased as a percentage of net revenues from 12.6% in fiscal 1997 to 10.3% in fiscal 1998. Research and development expenses increased 18.0% from $5.1 million in fiscal 1998 to $6.0 million in fiscal 1999 but decreased slightly as a percentage of net revenues from 10.3% to 10.0%. The increase in absolute dollars in research and development spending in each year was attributable to development costs for new products in each of our product lines and expansion of our engineering staff as we continued our commitment to new product development.

  Selling, General and Administrative. Selling, general and administrative expenses increased 30.1% from $6.0 million in fiscal 1997 to $7.8 million in fiscal 1998, but decreased as a percentage of net revenues from 18.1% in fiscal 1997 to 15.9% in fiscal 1998. The increase in expense was attributable to increased staffing levels, particularly in sales and marketing, as well as increased commission expense due to higher sales levels. Selling, general and administrative expenses increased 17.7% from $7.8 million in fiscal 1998 to $9.2 million in fiscal 1999 but decreased as a percentage of net revenue from 15.9% to 15.3%. The increase in expense in absolute dollars was attributable to increased staffing levels, particularly in sales and marketing and the addition of a sales office in Japan.

  Other Income, Net. Other income, net increased from $351,000 in fiscal 1997 to $738,000 in fiscal 1998. Interest income increased from $431,000 in fiscal 1997 to $1.1 million in fiscal 1998 as a result of our investment of the net proceeds from our initial public offering. The increased interest income in fiscal 1998 was partially offset by an increase of $265,000 in our share of the net losses of Pericom Technology. Other income, net increased from $738,000 in fiscal 1998 to $1.1 million in fiscal 1999. Interest income increased from $1.1 million in fiscal 1998 to $1.4 million in fiscal 1999 as a result of our investment of the net proceeds from our initial public offering. The proceeds were invested for the full fiscal year in 1999 versus approximately eight months in fiscal 1998. Our share of the net losses of Pericom Technology declined from $345,000 in fiscal 1998 to $288,000 in fiscal 1999.

  Provision For Income Taxes. The provision for income taxes was $777,000 in fiscal 1997, $2.6 million in fiscal 1998 and $3.5 million in fiscal 1999. In each of these fiscal years, the provision for income taxes differed from the federal statutory rate primarily due to state income taxes and the utilization of research and development tax credits.

Liquidity and Capital Resources

  Prior to our initial public offering in October 1997, we used proceeds from the private sale of equity securities, bank borrowings and internal cash flow to support our operations, acquire capital equipment and finance inventory and accounts receivable growth. Operating activities generated $1.4 million of cash during the first half of fiscal 1999 and $3.6 million of cash during the first half of fiscal 2000.

  Net cash used for investing activities increased from $1.7 million for the six months ended December 31, 1998 to $3.9 million for the six months ended December 31, 1999. We made capital expenditures of approximately $930,000 during the first six months of fiscal 1999 compared with $2.2 million in the comparable period of fiscal 2000, and also increased net purchases of short-term investments by $924,000 during the first half of the current fiscal year compared to the same period last year.

  As of December 31, 1999, our principal sources of liquidity included cash, cash equivalents and short-term investments of approximately $27.0 million. We believe that existing cash balances and cash generated from operations, together with the net proceeds of this offering, will be sufficient to fund necessary purchases of capital equipment and to provide working capital at least through the next 12 months. However, future events may require us to seek additional capital sooner. If we determine that we need to seek additional capital, we may not be able to obtain adequate capital on terms acceptable to us.

Year 2000 Disclosure

  The date is now past January 1, 2000 and we have not experienced any immediate adverse impact from the transition to the year 2000. However, we cannot provide assurance that our suppliers and customers have not or will not be affected in a manner that is not yet apparent. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. This failure may involve significant time and expense, and uncorrected problems could seriously harm our business. In addition, the potential failure of our customers to ensure that their operations are year 2000 compliant could have an adverse effect on them, which in turn could limit their ability to use our products and services or process our invoices in a timely manner. Furthermore, customers or potential customers may delay purchasing our products and services to the extent such customers or potential customers are required to devote resources to resolving the year 2000 problem. Therefore, we will continue to monitor year 2000 compliance and the year 2000 compliance of our suppliers and customers.

Market Risk

  At December 31, 1999, our investment portfolio consisted of investment-grade fixed income securities, excluding those classified as cash equivalents, of $18.2 million. These securities are subject to interest rate risk and will decline in value if market interest rates increase. For example, if market interest rates were to increase immediately and uniformly by 10% per annum from levels as of December 31, 1999, the fair market value of the portfolio would decrease. However, we do not believe that such a decrease would have a material effect on our results of operations over the next fiscal year. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

                                    BUSINESS

  We design, develop and market high-performance interface ICs used in many of today's advanced electronic systems. Interface ICs, such as interface logic, switches and clock management products, transfer, route and time electrical signals among a system's microprocessor, memory and various peripherals and between interconnected systems. The current high demand for bandwidth to support the growth of the Internet will require continual improvements in the performance of interface products. Our interface products increase system bandwidth in applications such as notebook computers, servers, network switches and routers, storage area networks and wireless base stations. We offer products that increase bandwidth by widening the data path, or bus (enlarging the pipe), increasing the data rate (increasing the flow rate through the pipe), or allowing multiple, simultaneous transactions on the bus.

  We have combined our extensive design technology and applications knowledge with our responsiveness to the specific needs of electronic systems developers to become a leading supplier of high-performance interface ICs. We have evolved from one product line in fiscal 1992 to four currently--SiliconSwitch, SiliconInterface, SiliconClock and SiliconConnect--with a goal of providing an increasing breadth of interface IC solutions to our customers. We currently offer over 400 products, of which 37 were introduced during the six months ended December 31, 1999. Our customers include leading OEMs, contract manufacturers and distributors.

The Pericom Strategy

  We are a leading supplier of high-performance interface ICs. While our products address a wide spectrum of applications, we have focused our resources on solving bandwidth bottlenecks in customers' systems using our high performance interface technology. With processing power doubling every 18 months historically, the speed at which microprocessors can access memory becomes the bandwidth constraint in high speed computing. We have developed solutions with Intel, IBM and Rambus to support higher-speed processor-memory interfacing, which support the latest memory standards, on both the system motherboard and the memory modules. In server applications, we support higher system bandwidth through the use of high frequency clock products, which provide timing signals to synchronize data transfer, and bus switches that isolate a system's memory modules from the bus when they are not being addressed.

  Products are defined in collaboration with the industry-leading OEMs and industry enablers such as Intel and IBM, and our modular design methodology shortens our time to market and time to volume relative to our competitors. The key elements of our strategy are:

  Market Focus. Our market strategy is to focus on the high-growth, high-performance segments of the computing, networking and telecommunications markets. Currently, we design and sell products for specific high-volume applications within these target markets, including notebook computers, computer servers, local area network, or LAN, and wide area network, or WAN, switches, routers and hubs and multi-function office peripherals such as printers and copiers. Our customers and end-users of our products include a number of leading OEMs in each market:

  .  Acer, Compaq, Dell, IBM and Toshiba in the notebook market;

  .  Compaq, Dell and Intel in the server market;

  . 3Com, Cabletron Systems, Cisco Systems, Lucent and Nortel Networks in the network equipment market; and

  .  Canon, Lexmark and Xerox in the printer and copier market.

  We intend to pursue new opportunities in markets where our rapid-cycle IC design and development expertise and understanding of the product evolution of our customers gives us the opportunity to become a leading solution supplier.

  Customer Focus. Our customer strategy is to use a superior level of responsiveness to customer needs to continually expand our customer base as well as sell a wider range of products to our existing customers. Key elements of our customer strategy are:

  . Penetrate target accounts through joint product development. We approach prospective customers primarily by working with their system design engineers at the product specification stage with the goal that one or more Pericom ICs will be incorporated into a new system design. Our understanding of our customers' requirements combined with our ability to develop and deliver reliable, high-performance products within our customers' product introduction schedules has enabled us to establish strong relationships with several leading OEMs.

  . Solidify customer relationships through superior responsiveness. We believe that our customer service orientation is a significant competitive advantage. We seek to maintain short product lead times and provide our customers with excellent on-schedule delivery, in part by having available adequate finished goods inventory for anticipated customer demands. We emphasize product quality for our products and have been ISO-9001 certified since March 1995.

  . Expand customer relationships through broad-based solutions. We aim to grow our business with existing customers by offering product lines that provide increasingly extensive solutions for our customers' high-speed interfacing needs. By providing our customers with superior support in existing programs and anticipating our customers' needs in next-generation products, we have often been able to substantially increase our overall volume of business with those customers. With larger customers we have also initiated electronic data interchange, or EDI, and remote warehousing programs, annual purchase and supply programs, joint development projects and other services intended to enhance our position as a key vendor.

  Technology Focus. Our technology strategy is to maintain a leading position in the development of new, higher-performance interface ICs by continuing to design additional core cells that address the more challenging problems of signal interface as electronic systems become faster and require lower power and voltages. Our primary efforts are in the creation of additional proprietary digital, analog and mixed-signal functionalities. We are working closely with our wafer suppliers to incorporate their advanced CMOS process technologies to improve our ability to introduce next generation products expeditiously. We intend to expand our patent portfolio with the goal of providing increasingly proprietary product lines.

  Manufacturing Focus. Our manufacturing strategy is closely integrated with our focus on customer needs. Central to this strategy is our intent to support high-volume shipment requirements on short notice from customers. We design products so that we may manufacture any one of many different ICs from a single partially-processed wafer. Accordingly, we keep inventory in the form of wafer banks, from which wafers can be completed to produce a variety of specific ICs in as little as two to four weeks. This approach has enabled us to reduce our overall work-in-process inventory while providing increased availability to produce a variety of finished products. In addition, we keep some inventory in the form of die banks, which can become finished product in two weeks or less. We have established relationships with two leading foundries, Chartered and Taiwan Semiconductor, and have recently qualified Hyundai as a third. We are maintaining our relationships with Austria Mikro Systeme and NJR for some of our products that are manufactured in bipolar CMOS, or biCMOS, and high-voltage CMOS processes.

  Strategic and Collaborative Relationships Focus. We pursue a strategy of entering into new relationships and expanding existing relationships with companies that engage in the product design, manufacturing and marketing of ICs. We believe that these relationships have enabled us to access additional design and application expertise, accelerate product introductions, reduce costs and obtain additional needed capacity. In product design, we have engaged Pericom Technology, Inc., an affiliated company, and other design houses to develop interface ICs as a means of rapidly expanding our product portfolio. We have established collaborative relationships with leading wafer manufacturers that have high performance digital core libraries that we can use in our future products.

Products

  We have used our expertise in high-performance digital, analog and mixed-signal IC design, our reusable core cell library and our modular design methodology to achieve a rapid rate of new product introductions. Within each of our four product lines, the product portfolio has evolved from a standard building block into both standard products of increasing performance and application-specific standard products, or ASSPs, which are tailored to meet a specific high volume application. Within each product family we continue to address the common trends of decreasing supply voltage, higher integration and faster speeds.

 SiliconSwitch

  Through our SiliconSwitch product line, we offer a broad range of high-performance ICs for switching digital and analog signals. The ability to switch or route high-speed digital or analog signals with minimal delay and signal distortion is a critical requirement in many high-speed computers, networking and multimedia applications. Historically, systems designers have used mechanical relays, solid-state relays and analog switches, which have significant disadvantages as compared to IC switches: mechanical relays are bulky, dissipate significant power and have very low response times; solid-state relays are expensive and dissipate significant power; and traditional analog switches have significant signal distortion.

  Digital Switches. We offer a family of digital switches in 8-, 16- and 32-bit densities that address the switching needs of high-performance systems. These digital switches offer performance and cost advantages over traditional switch functions, offering low on-resistance (less than 5 ohms), low propagation delay (less than 250 picoseconds), low standby power (less than 1 microamp) and series resistor options that support low electromagnetic interference, or EMI, emission requirements. Applications for our digital switches include 5-volt to 3.3-volt signal translation, high-speed data transfer and switching between microprocessors and multiple memories, and hot plug interfaces in notebook and desktop computers, servers and switching hubs and routers. During fiscal 1999, we introduced two families of 3.3-volt switches offering industry-leading performance in switching times, and low capacitance for bus isolation applications.

  Analog Switches. We offer a family of analog switches for low-voltage (2- to 5-volt) applications such as multimedia audio and video signal switching with enhanced characteristics such as low power, high bandwidth, low crosstalk and low distortion to maintain analog signal integrity. Our analog switches have significantly lower distortion than traditional analog switches due to our advanced CMOS switch design. To support space-constrained applications, such as wireless handsets and global positioning system, or GPS, receivers, several of these switches have recently been introduced in the tiny SOT-23 and SC70 packages. To complement this low-voltage family we also offer a higher voltage (17-volt) analog switch family for applications requiring higher signal range, such as instrumentation, telecommunications and industrial control.

  LAN Switches and Video Switches. We offer a line of ASSP switches for specific applications in LANs and high bandwidth video switches to switch between different video sources in graphic and multi-media systems.

 SiliconInterface

  Through our SiliconInterface product line, we offer a broad range of high-performance 5-volt, 3.3-volt, and 2.5-volt CMOS logic interface circuits. These products provide logic functions to handle data transfer between microprocessors and memory, bus exchange, backplane interface, and other logic interface functions where high-speed, low-power, low-noise and high-output drive characteristics are essential.

  5-Volt Interface Logic. Our high-speed 5-volt interface logic products in 8-, 16- and 32-bit configurations address specific system applications, including a "Quiet Series" family for high-speed, low-noise, point-to-point data transfer in computing and networking systems and a "Balanced Drive" family with series resistors at output drivers to reduce switching noise in high-performance computers. We recently introduced a new

5-volt family that achieves lower noise performance at high speeds, which is particularly useful for large data communications and telecommunications switches.

  3.3-Volt Interface Logic. To support the trend toward lower system voltages for higher silicon integration, system performance and power savings we offer four families of 3.3-volt interface logic to address a range of performance and cost requirements with very lower power consumption. Increasingly, networking, PC and memory module manufacturers are demanding application specific logic products. We believe we are well positioned to serve this need using our ASIC design methodology and existing cell designs to achieve rapid product development.

  2.5-Volt Interface Logic. Our 2.5-volt product families include:

  .  three new logic families to address 2.5- and 1.8-volt operation;

  . a family of products with high output current offering sub-2.5 nanosecond propagation delays and the lowest power consumption in its class;

  . a lower balanced drive with a propagation delay of less than 2 nanoseconds to support high speed processor-memory interfacing; and

  .  a balanced drive family optimized for low-noise operation.

 SiliconClock

  In all new high bandwidth systems data transfer needs to be synchronized, creating a high demand for clock products. Our clock products provide all the precise timing signals needed to ensure reliable data transfer at high speeds in applications ranging from notebook computers to network switches. As systems continue to grow in processing power and complexity, the demand for these products is expected to accelerate. The demand for precision will also increase as timing margins shrink in higher bandwidth systems.

  Through our SiliconClock product line, we offer a broad range of general-purpose solutions including clock buffers, zero-delay clock drivers and frequency synthesizer products for Pentium II, Pentium III and Celeron processor systems, as well as a number of ASSP clock products for laser printers, networking, and set-top box applications.

  Clock Buffers And Zero-Delay Clock Drivers. Clock buffers receive a digital signal from a frequency source and create multiple copies of the same frequency for distribution across system boards. We offer 3.3-volt and 5-volt clock buffers for high-speed, low-skew applications in computers and networking equipment. Zero-delay clocks virtually eliminate propagation delays by synchronizing the clock outputs with the incoming frequency source. Our 5-volt and 3.3-volt zero-delay clock drivers offer frequencies of up to 134 MHz for applications in networking switches, routers and hubs, computer servers, and memory modules. Clock products to support the emerging Rambus and double date rate, or DDR, memory technologies are also in development.

  Clock Frequency Synthesizers. Clock frequency synthesizers generate various output frequencies using a single input frequency source. Clock frequency synthesizers are used to provide critical timing signals to microprocessors, memory and peripheral functions. Our clock synthesizers support Pentium II, Pentium III and Celeron microprocessors and their associated integrated chipsets for server, notebook and desktop PC products. We also offer a clock synthesizer developed specifically for laser printer products.

  Programmable Clocks. In large computing and communications systems customers need to provide precise timing across large printed circuit boards, or PCBs. At the very high frequencies used today these large PCB traces can result in significant timing delays and matching these delays (or timing skew) can be a significant challenge for the system designer. We have responded to this challenge with the introduction of a family of programmable skew clock products.

 SiliconConnect

  SiliconConnect is our newest product line and offers the highest complexity and integration among our products. It consists of a family of high-speed serial drivers, receivers, and transceivers and cross-bar switches.

We are also developing a three-port PCI-to-PCI bridge that serves to expand the number of input/output ports in systems using the peripheral component interconnect, or PCI, bus. Applications range from network routers to memory storage and server applications.

  To support higher system bandwidth at acceptable noise and power levels customers are increasingly moving to serial rather than parallel architectures and using differential signaling to reduce noise and EMI. We have responded to this trend with the development of a family of drivers, receivers and transceivers offering data rates of 400 megabits per second, or mbps, and allowing point-to-point connections over distances greater than 10 meters. This new low-voltage differential signaling, or LVDS, standard offers a number of improvements over the older emitter-coupled logic, or ECL, and pseudo emitter-coupled logic, or PECL, in applications requiring lower power consumption and noise.

  Another technology recently introduced by us to support higher bandwidth is cross-bar switching to allow multiple processors and memory modules to communicate on point-to-point connections across a shared bus. This enables a significant boost in bandwidth in data communications, telecommunications and storage area network applications. The first product in this new family is a 10-port, 18-bit crossbar switch that can support a bandwidth of 742 megabytes per second.

  We are continuing to enhance and refine our existing product lines, while working to add next-generation products that address new market opportunities on a timely basis.

Targeted Markets and Applications

  Our products and technology are applicable to the transfer, routing and timing of signals in many different system designs. We currently focus on the high-performance segments of the notebook computer, computer server and networking equipment markets, which we believe are experiencing high volume and high growth.

 Notebook Computers

  Our SiliconInterface, SiliconSwitch and SiliconClock products are currently used by notebook OEMs for a broad range of applications, including docking station interface, high-speed transfer and timing of signals among memories and microprocessors, mixed-voltage translations and audio and video switching. Set forth below is a simplified block diagram of a typical high-performance multimedia notebook computer connected to a docking station.

[DIAGRAM OF NOTEBOOK COMPUTER AND DOCKING STATION]

  [Inserted in the text are graphics consisting of two rectangular boxes, labeled "Docking Station" and "Notebook Computer". Within these boxes are smaller boxes representing elements of a docking station and a notebook computer, with the interconnection of these elements shown by lines. The elements offered by Pericom are marked with a Pericom logo:

  . a "switch" in the box representing a docking station; and

  . "logic", a "switch" and a "clock" in the box representing a notebook computer.

  The box representing the docking station is connected to the box representing the notebook computer by a line.]

  High-performance notebook computers pose unique engineering challenges due to their small size, the need for long battery life and the desire to achieve performance levels comparable to desktop computers. To enable higher overall system speed and support size reduction, we provide clock products that provide all the system timing signals from a single chip. To reduce power consumption and extend battery life, we provide a variety of 3.3-volt interface logic, clock management and switching ICs. To provide multimedia options in this demanding environment, we offer low-distortion, high-bandwidth video switches for high-resolution video and low-distortion analog switches for high-fidelity audio signal switching. To permit connection to office networks without turning the power off, we provide digital switches for implementing hot-plug docking station interface and PCMCIA cards.

  Our customers in the notebook computer segment include Acer, Compaq, Dell, IBM and Toshiba.

 Computer Servers

  We offer a range of products to support the server market from the small office home office, or SOHO, class of products to large enterprise servers used by Internet service providers (ISPs). The diagram below is a simplified representation of an enterprise server.


                         [DIAGRAM OF ENTERPRISE SERVER]

  [Inserted in the text are graphics consisting of two rectangular boxes, labeled "PC Server" and "DDR Memory Module". Within these boxes are smaller boxes representing elements of a PC server and DDR memory module, with the interconnection of these elements shown by lines. The elements offered by Pericom are marked with a Pericom logo:

  . "hot plug switch[es]", two "clock[s]", "DIMM switch[es]", and two sets of "termination switch[es]" in the box representing a PC server; and

  . "switch[es]", "clock[s]" and "logic" boxes in the box representing a DDR memory module.]

  The latest generation of server products uses a 133MHz processor-memory bus interface to achieve the highest data throughput. Operating at frequencies this high requires very accurate timing synchronization to avoid data loss. This synchronization is provided by a clock generator that also supplies the timing signals for the memory modules and the other peripheral busses. To support the need for zero downtime, bus switches are used to isolate and protect the bus during live insertion of a PCI card. With the need for around-the-clock server operation in many businesses this feature is becoming more popular to avoid powering down the system. Another application for bus switches within a server, which we pioneered, is for accurate bus termination. High density switch products are also used to isolate each of the memory modules from the main processor bus when the memory is not being accessed. This isolation reduces the load on the bus and enables it to operate at its optimum speed.

  To ensure accurate memory transfers at these higher frequencies, designers are turning to the use of interface logic and clocking on-board the memory modules with the interface logic used to buffer the memory address lines and the clock used to ensure zero propagation delay from the module connector to each of the individual memory chips on the module. Each successive generation of synchronous memory technology utilizes more interface technology to ensure reliable memory transfers at ever higher speeds. The next-generation synchronous memory technology, DDR SDRAM, which will operate at 266 megahertz, will use bus switches to individually isolate each memory chip from the bus in order to further improve timing margins and enhance performance.

  Our customers in this segment include Compaq, Dell and Intel.

 Network Equipment: Networking Hubs, Switches and Routers

  We currently supply a broad range of products for high-performance hubs, switches and routers, servicing applications such as Ethernet and FastEthernet protocol switching, hub-to-hub connections, clock distribution, backplane drive and hot plug interface. Set forth below is a simplified block diagram of a typical network switching hub.

                       [DIAGRAM OF NETWORK SWITCHING HUB]

  [Inserted in the text are graphics consisting of a rectangular box labeled "Network Switch/Router". Within this box are smaller boxes representing elements of a network switching hub, with the interconnection of these elements shown by lines. The elements offered by Pericom are marked with a Pericom logo: a "switch", a "PCI bridge", "logic", a "clock", a "clock buffer" and "LAN switch[es]".]

  Advanced networking systems require high-bandwidth performance, multi-protocol processing, ease of maintenance and reliability. We offer numerous products to address these requirements. To save board space, we integrate the timing signals for the microprocessor, memory and peripherals into a single programmable clock synthesizer that eliminates multiple crystal oscillators. To improve performance and reliability we also offer a range of programmable skew clock products with zero propagation delay. These products can be used to synchronize timing signals across large printed circuit boards or across multiple boards in a rack system. For large switches and routers, backplanes, or data buses, are used to communicate between multiple processor boards mounted into a rack. To ensure reliable operation, high speed interface logic with high output current is used to drive the heavy loaded backplane bus. The PCI bus standard is increasingly used as the backplane in data communications and telecommunications switches and routers. A PCI-to-PCI bridge is necessary to expand the number of PCI slots on the backplane to support a higher number of boards in the chassis for higher density routers. To support ease of system maintenance, we offer digital switches for hot-plug interfacing to permit insertion of additional circuit boards while power remains on. To support multiple protocol switching, we offer two low-distortion LanSwitches for selecting multiple LAN protocols.

  Our customers in this segment include Cabletron Systems, Cisco Systems, Lucent and Nortel Networks.

 Other Markets

  In addition to the notebook computer, computer server and network equipment markets, our products are also used in other market segments such as printers, copiers, set top boxes, cellular base stations, cellular handsets and high performance video editing equipment for the film industry. Customers in these market segments include Canon, Hewlett Packard, Lexmark, Motorola, Philips/Grundig, S3 and Xerox.

Customers

  The following is a list of some of our customers and end-users:

Computer                                  Network Equipment
 Acer
 Apple                                      3Com
                                            Alcatel
 Asustek                                    Cabletron
 Compal                                     Cisco
 Compaq                                     Lucent
 Dell                                       Nortel Networks
 Hitachi

 IBM                                      Telecommunications, Peripherals and
 Intel                                    Others
 Inventec                                   Adaptec
 Quanta                                     Canon
 Sony                                       Hewlett Packard
 Toshiba                                    Lexmark

                                            Philips/Grundig

                                            Motorola
Contract Manufacturing                      S3

 Celestica                                  Xerox

 Flextronics

 Jabil Circuit

 Natsteel

 SCI

 Solectron

  Contract manufacturers have also become important customers for us as systems designers in our target markets are increasingly outsourcing portions of their manufacturing. In addition, these contract manufacturers are playing an increasingly vital role in determining which vendors' ICs are incorporated into new designs.

Design and Process Technology

  Our design efforts focus on the development of high-performance digital, analog and mixed-signal ICs. To minimize design cycle times of high-performance products, we use a modular design methodology that has enabled us to produce many new products each year and to meet our customers' need for fast time-to-market response. This methodology uses state-of-the-art computer-aided design software tools such as high-level description language, or HDL, logic synthesis, full-chip mixed-signal simulation, and automated design layout and verification and uses our library of high-performance digital and analog core cells. This family of core cells has been developed over several years and contains high-performance, specialized digital and analog functions not available in commercial ASIC libraries. Among these cells are our proprietary mixed-voltage input/output, or I/O, cells, high-speed, low-noise I/O cells, analog and digital phase-locked loops, or PLLs, charge pumps and data communication transceiver circuits using low voltage differential signaling. We have been granted 17 U.S. patents relating to our circuit designs and have at least 10 U.S. patent applications pending. Another advantage of this modular design methodology is that it allows the application of final design options late in the wafer manufacturing process to determine a product's specific function. This option gives us the ability to use pre-staged wafers, which significantly reduces the design and manufacturing cycle time and enables us to respond rapidly to a customer's prototype needs and volume requirements.

  We use advanced CMOS processes to achieve higher performance and lower die cost. Our process and device engineers work closely with our independent wafer foundry partners to develop and evaluate new process technologies. Our process engineers also work closely with circuit design engineers to improve the performance and reliability of our cell library. We currently manufacture a majority of our products using 0.6-, 0.5- and 0.35-micron CMOS process technologies and anticipate developing new products using 0.25-micron technology over the next 12 months. We are also using a high-voltage CMOS process developed by one of our wafer suppliers in the design of higher voltage switch products.

Sales and Marketing

  We market and distribute our products through a worldwide network of independent sales representatives and distributors. Sales to domestic and international distributors represented 36.6% of our net revenues in fiscal 1997, 49.1% of our net revenues in fiscal 1998, and 57.2% of our net revenues in fiscal 1999. In the first six months of fiscal 2000, sales to domestic and international distributors represented 61.4% of net revenues. Our major distributors in the United States include All American Semiconductor, Bell Microproducts, Future Electronics, Interface Electronics, Nu Horizons Electronics, and Pioneer Standard. Our major international distributors include Chin Shang Electronics Corp. (Taiwan), EPCO Technology Co., Ltd (Taiwan), Desner Electronics (Singapore), Internix (Japan), MCM (Japan) and Techmosa (Taiwan).

  We have four regional sales offices in the United States and sales offices in Taiwan, Singapore, Japan and Europe. International sales comprised approximately 37% of our net revenues in fiscal 1997, approximately 45% of our net revenues in fiscal 1998 and approximately 48% of our net revenues in fiscal 1999. We also support field sales design-in and training activities with application engineers. All marketing and product management personnel are located at our corporate headquarters in San Jose, California.

  We focus our marketing efforts on product definition, new product introduction, product marketing, advertising and public relations. We use advertising both domestically and internationally to market our products independently and in cooperation with our distributors. Pericom product information is available on our web site, which contains technical information on all of our products and offers design modeling support and sample-request capabilities online. We also publish and circulate technical briefs relating to our products and their applications.

  We believe that contract manufacturing customers are strategically important and we employ sales and marketing personnel who focus on servicing these customers and on expanding our product sales via these customers to OEMs. In addition, we use programs such as EDI bonded inventories and remote warehousing to enhance our service and attractiveness to contract manufacturers.

Manufacturing

  We have adopted a fabless manufacturing strategy by subcontracting our wafer production to independent wafer foundries. We have established collaborative relationships with selected independent foundries and target additional foundry partners with which we can develop a strategic relationship to the benefit of both parties. We believe that our fabless strategy enables us to introduce high performance products quickly at competitive cost. To date, our principal manufacturing relationships have been with Chartered Semiconductor Manufacturing Pte, Ltd., Taiwan Semiconductor Manufacturing Corporation and Hyundai Electronics. We provide Chartered with new product designs to be used for testing and qualifying advanced manufacturing processes from development to production. In exchange, Chartered provides us with wafer allocation and early access to process technology. We have also used Austria Mikro Systeme GmbH as a foundry since 1992.

  We rely on foreign subcontractors primarily for the assembly and packaging of our products and, to a lesser extent, for the testing of our finished products. Some of these subcontractors are our single source supplier for certain new packages.

Competition

  The semiconductor industry is intensely competitive. Significant competitive factors in the market for high-performance ICs include the following:

  . product features and performance;

  . product quality;

  . price;

  . success in developing new products;

  . adequate wafer fabrication capacity and sources of raw materials;

  . efficiency of production;

  . timing of new product introductions;

  . ability to protect intellectual property rights and proprietary information; and

  . general market and economic conditions.

  Our competitors include Cypress Semiconductor Corporation, Integrated Circuit Systems, Inc., Integrated Device Technology, Inc., Maxim Integrated Products, Inc., and Texas Instruments, Inc. Most of those competitors have substantially greater financial, technical, marketing, distribution and other resources, broader product lines and longer-standing customer relationships than we do. We also compete with other major or emerging companies that sell products to certain segments of our markets. Competitors with greater financial resources or broader product lines may have a greater ability to sustain price reductions in our primary markets in order to gain or maintain market share. We also face competition from the makers of ASICs and other system devices. These devices may include interface logic functions, which may eliminate the need or sharply reduce the demand for our products in particular applications.

Research and Development

  We believe that the continued timely development of new interface ICs is essential to maintaining our competitive position. Accordingly, we have assembled a team of highly skilled engineers whose activities are focused on the development of signal transfer, routing and timing technologies and products. Research and development expenses were $4.2 million in fiscal 1997, $5.1 million in fiscal 1998, $6.0 million in fiscal 1999, and $3.5 million in the first six months of fiscal 2000.

  We actively seek cooperative relationships in product development. For example, we recently signed an agreement with Lexmark to license its spread spectrum technology and with Rambus to develop the Direct Rambus Clock Generator IC.

Intellectual Property

  In the United States, we hold 17 patents covering certain aspects of our product designs and have at least 10 additional patent applications pending. We expect to continue to file patent applications where appropriate to protect our proprietary technologies; however, we believe that our continued success depends primarily on factors such as the technological skills and innovation of our personnel, rather than on our patents.

Employees

  As of December 31, 1999, we had 203 full-time employees and 3 part-time employees (29 are temporary employees), including 36 in sales, marketing and customer support, 96 in manufacturing, assembly and testing, 54 in engineering and quality assurance and 20 in finance and administration, including information systems. We have never had a work stoppage and no employee is represented by a labor organization. We consider our employee relations to be good.

Properties

  We lease approximately 53,400 square feet of space in San Jose, California in which our headquarters, technology and product development and testing facilities are located. The facilities are leased through July 2004, with renewal options. We also have sales offices located in San Jose, California; Dallas, Texas; Marlborough, Massachusetts; and Cary, North Carolina, as well as in Taiwan, Japan, Singapore and the United Kingdom. We believe our current facilities are adequate to support our needs through the end of fiscal 2000.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

  Our executive officers and directors and their respective ages as of December 31, 1999 are as follows:

   Name                      Age                   Position(s)
   ----                      ---                   ----------
   Alex Chi-Ming Hui.......   43 Chief Executive Officer, President and Chairman
                                 of the Board of Directors
   Chi-Hung (John) Hui,
    Ph.D.(1)...............   45 Vice President, Technology and Director
   Patrick B. Brennan......   61 Vice President, Finance and Administration
   Tat C. Choi, Ph.D. .....   45 Vice President, Design Engineering
   Mark Downing ...........   39 Vice President, Marketing
   Daniel W. Wark .........   43 Vice President, Operations
   Hau L. Lee, Ph.D. (1) ..   47 Director
   Millard (Mel) Phelps (1)
    .......................   71 Director
   Tay Thiam Song (2) .....   44 Director
   Jeffery Young (2) ......   50 Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  Alex Chi-Ming Hui has been Chief Executive Officer, President and a director of Pericom since its inception in June 1990, and was elected chairman of our board of directors in July 1999. From August 1982 to May 1990, Mr. Hui worked at LSI Logic Corporation, most recently as its Director of Advanced Development. From August 1980 to July 1982, Mr. Hui was a member of the technical staff of Hewlett-Packard Company. Mr. Hui holds a B.S.E.E. from the Massachusetts Institute of Technology and an M.S.E.E. from the University of California at Los Angeles.

  Chi-Hung (John) Hui, Ph.D., has been Vice President, Technology and a director of Pericom since its inception in June 1990. From August 1987 to June 1990, Dr. Hui worked at Integrated Device Technology, most recently as Manager of its Research and Development Department. From August 1984 to August 1987, Dr. Hui worked at was a member of the technical staff of Hewlett-Packard Company. Dr. Hui holds a B.S.E.E. from Cornell University and an M.S.E.E. and a Ph.D. in Electrical Engineering from the University of California at Berkeley.

  Patrick B. Brennan has been our Vice President, Finance and Administration since March 1993. From February 1991 to March 1993, Mr. Brennan worked at Datacord, Inc., a subsidiary of Newell Research, Inc., as its Vice President, Finance, and from July 1985 to February 1991, he served as the Vice President, Finance of SEEQ Technology, Inc. From January 1980 to June 1985, he worked at National Semiconductor Corporation, most recently as Vice President and Treasurer. Mr. Brennan holds a B.S. in Business Administration from Arizona State University.


  Tat C. Choi, Ph.D., joined us in April 1998 as Vice President, Design Engineering. From September 1996 to March 1998, Dr. Choi worked at Anacor, Inc., an engineering design service consulting firm that he founded. Prior to working at Anacor, Inc. Dr. Choi worked at Chrontel, Inc., most recently as its Vice President, Engineering from September 1989 to August 1996. Dr. Choi served as a Senior Member of Technical Staff at Advanced Micro Devices from February 1983 to August 1989. Dr. Choi holds a B.S. and M.S. in Electrical Engineering from the University of Minnesota and a Ph.D. in EECS from the University of California at Berkeley.

  Mark Downing has been our Vice President, Marketing since October 1997. From March 1988 to October 1997, Mr. Downing worked at National Semiconductor Corporation, most recently as the Marketing Director for Power Management Products. Mr. Downing also held other senior marketing management positions at National Semiconductor Corporation in the Amplifier Products, Automotive Products and Analog Products divisions. Prior to National Semiconductor Corporation Mr. Downing worked at Ferranti Electronics Ltd. from September 1983 to February 1988, most recently as a Senior Product Marketing Engineer. Mr. Downing holds a B.S. in Physics from Aston University of Birmingham, England and an MBA from Open University of Milton Keynes, England.

  Daniel W. Wark joined us in April 1996 as our Director of Operations and became our Vice President, Operations in July 1997. From May 1983 to December 1995, Mr. Wark worked at Linear Technology Corporation, most recently as Director of Corporate Services. Other positions that Mr. Wark held at Linear included Managing Director of its Singapore Operations and Production Control Manager. Prior to his employment with Linear, Mr. Wark worked at National Semiconductor Corporation and Avantek, Inc. Mr. Wark holds a B.S. in Business Administration from San Jose State University and an APICS certification.

  Hau L. Lee, Ph.D., has been a director of Pericom since July 1999. From February 1997 through the present Dr. Lee has been Kleiner Perkins, Mayfield, Sequoia Capital Professor in the Department of Industrial Engineering and Engineering Management and from September 1998 through the present has been Professor of Operations, Information and Technology Management at the Graduate School of Business at Stanford University. From September 1992 through the present he has been Professor of Industrial Engineering and Engineering Management at Stanford University. He is the founder and a current director of the Stanford Global Supply Chain Management Forum, and has consulted extensively for companies such as Hewlett Packard, Sun Microsystems, IBM, Xilinx Corporation, Motorola, and Andersen Consulting. Dr. Lee is a graduate of the University of Hong Kong and earned his M.S. in Operational Research from the London School of Economics and his M.S. and Ph.D. degrees in Operations Research from the Wharton School at the University of Pennsylvania.

  Millard (Mel) Phelps has been a director of Pericom since July 1999. Mr. Phelps is a retired advisory director of Hambrecht & Quist, a position he held from September 1994 to July 1997. Prior to joining Hambrecht & Quist in 1984 as a principal in the firm and Senior Semiconductor Analyst, Mr. Phelps spent 23 years in the semiconductor industry in various management and corporate officer positions. Mr. Phelps is currently serving as a director of Trident Microsystems and is also a director of four privately held companies. Mr. Phelps holds a BSEE degree with honors from Case Reserve University.

  Tay Thiam Song has been a director of Pericom since June 1992. Mr. Tay resides in Singapore, and, since 1985, has been serving as the Executive Director of various companies in Singapore and Malaysia, including Daiman Group (a Malaysian public company) and Chye Seng Tannery (Pte) Ltd. Mr. Tay holds a B.A. in Accounting from the North East London Polytechnic University.

  Jeffrey Young has been a director of Pericom since August 1995. Since 1988, Mr. Young has been a resident of Singapore and from 1990 to the present has served as the Executive Director of Daiman Roof Tiles Sdn. Bhd., a subsidiary of the Daiman Group, and from 1989 to the present as a Director of Great Wall Brick Work Sdn. Bhd., and from 1993 to the present as a director of Daiman Singapore (Pte) Ltd., and has been a director of Daiman Investments (Australia) Pty. Ltd. from 1993 to the present. Mr. Young holds a B.S. from the Electronic College of Canton, People's Republic of China.

  Directors serve until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Each officer serves at the discretion of the board of directors. Mr. Hui and Dr. Hui are brothers, and Mr. Young and Mr. Tay are brothers-in-law. There are no other family relationships among any of our directors, officers or key employees.

                              CERTAIN TRANSACTIONS

  In April 1994, Pericom, Alex Chi-Ming Hui, our Chief Executive Officer, President and Chairman of the Board, Chi-Hung (John) Hui, our Vice President, Technology, and a director, and Dato' Kia Hong Tay and members of his immediate family, most of whom are principal shareholders of Pericom, formed Pericom Technology, Inc., a British Virgin Islands corporation, with principal offices in Shanghai, People's Republic of China. We hold 18.4% of the outstanding voting stock of Pericom Technology and our directors, officers and principal shareholders mentioned above hold substantially all of the remaining 81.6% of the outstanding Pericom Technology voting stock. Each of our directors is a director of Pericom Technology, and Alex Chi-Ming Hui is the President and Chief Executive Officer of Pericom Technology. We have entered into an agreement, dated as of March 17, 1995, with Pericom Technology that provides for cost reimbursement between us and Pericom Technology for any facility sharing or personnel time and specified procedures for funding research and development and joint development projects. We sold $39,000 in services to Pericom Technology in fiscal 1997, $61,000 in fiscal 1998, $65,000 in fiscal 1999, and $24,000 in the first six months of fiscal 2000. We purchased $61,000 in services from Pericom Technology in fiscal 1998 and $72,000 in fiscal 1999, and made no purchases from Pericom Technology in the first six months of fiscal 2000. Pericom Technology owed us $846,000 for advances for working capital made by us to Pericom Technology and administrative expenses incurred by us on behalf of Pericom Technology as of June 30, 1998, $2,611,000 as of June 30, 1999, and $3,219,000 as of December 31, 1999. Advances from us to Pericom Technology bear interest at the prime rate, are due on demand and are guaranteed by the individual shareholders of Pericom Technology. For more information, see Note 4 of Notes to Financial Statements.

  In September 1995, we entered into an international distributorship agreement with Pericom Technology, under which we appointed Pericom Technology a non-exclusive, distributor for some of our products in the People's Republic of China.

  While we believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties, we cannot assure you that this is the case. We intend that all future transactions between us and our officers, directors, principal shareholders and their affiliates, including transactions with Pericom Technology, will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth information known to us with respect to beneficial ownership of our common stock as of January 31, 2000, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  . each person known by us to own beneficially more than 5% of the outstanding shares;

  . each of our directors;

  . each executive officer; and

  . all executive officers and directors as a group.

  Except as otherwise indicated, the principal address of each of the shareholders below is c/o Pericom Semiconductor Corporation, 2380 Bering Drive, San Jose, California 95131. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all shares of common stock shown held by him.

  The number of shares of common stock outstanding used in calculating the percentage for each listed person is based on 9,788,959 shares of common stock outstanding as of January 31, 2000, and includes shares of common stock underlying options or warrants held by that person that are exercisable within 60 days of January 31, 2000, but excludes shares of common stock underlying options or warrants held by any other person. The selling shareholders will offer shares of common stock only in the over-allotment option, if the over-allotment options are exercised by the underwriters. The numbers shown in the table assume the exercise by the underwriters of their over-allotment options in full.

                                          Shares                    Shares
                                       Beneficially    Shares    Beneficially
                                      Owned Prior to    Being     Owned After
                                       the Offering    Offered   the Offering
                                     ----------------- ------- -----------------
Name of Beneficial Owner              Number   Percent          Number   Percent
------------------------             --------- -------         --------- -------
Alex Chi-Ming Hui (1)..............    895,654   8.90% 100,000   795,654   6.40%
Wellington Management Company, LLP
 (2)...............................    689,900   7.05%     --    689,900   5.67%
 75 State Street
 Boston, Massachusetts 02109
Chi-Hung (John) Hui (3)............    628,630   6.31%  50,000   578,630   4.69%
Brookside Capital Partners, Fund,
 L.P.(4)
 Two Copley Place
 Boston, Massachusetts 02116.......    402,500   4.11%     --    402,500   3.31%
Tay Thiam Song (5).................    183,750   1.87%     --    183,750   1.51%
 16 Linden Drive
 Singapore 288691
Jeffrey Young (6)..................     81,250      *      --     81,250      *
 67 Saraca Road
 Singapore 807402
Patrick B. Brennan (7).............     73,480      *      --     73,480      *
Tat C. Choi (8)....................     32,500      *      --     32,500      *
Daniel W. Wark (9).................     40,376      *      --     40,376      *
Mark Downing (10)..................     25,417      *      --     25,417      *
Hau L. Lee.........................      5,000      *      --      5,000      *
 265 Delphi Circle
 Los Altos, California 94022
Millard Phelps (11)................      5,000      *      --      5,000      *
 6798 Griffin Road
 Ft. Myers, Florida 33908
All executive officers and
 directors as a group (ten persons)
 (12)..............................  1,971,057  18.93% 150,000 1,821,057  14.24%

--------
 *Less than 1% of outstanding common stock.

(1) Includes 272,709 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.

(2) This information is based on the Schedule 13G filed on February 11, 2000.

(3) Includes 170,000 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.

(4) This information is based on the Schedule 13G filed on February 14, 2000.

(5) Includes 23,750 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(6) Includes 23,750 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(7) Includes 29,480 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(8) Includes 32,500 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(9) Includes 39,376 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(10) Includes 25,417 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(11) Includes 5,000 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.
(12) Includes 621,982 shares issuable upon exercise of stock options exercisable within 60 days of January 31, 2000.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Boston EquiServe LP. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (617) 774-5573.

                                  UNDERWRITING

  We and the selling shareholders have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, CIBC World Markets Corp., SoundView Technology Group, Inc., and C.E. Unterberg, Towbin are acting as representatives. We and the selling shareholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions in the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                       Number
  Underwriters                                                        of Shares
  ------------                                                        ---------
Prudential Securities Incorporated...................................
CIBC World Markets Corp. ............................................
SoundView Technology Group, Inc. ....................................
C.E. Unterberg, Towbin...............................................
                                                                      ---------
  Total.............................................................. 2,200,000
                                                                      =========

  The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 180,000 additional shares from us and 150,000 additional shares from the selling shareholders. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

  The representatives of the underwriters have advised us and the selling shareholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may
allow to selected dealers a concession not in excess of $    per share and
these dealers may allow a concession not in excess of $    per share to some
other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.

  We and the selling shareholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                   Total Fees
                                   -------------------------------------------
                              Fee
                              Per  Without  Exercise of    Full Exercise of
                             Share Over-allotment Option Over-allotment Option
                             ----- --------------------- ---------------------
Fees paid by us............. $             $                     $
Fees paid by the selling
 shareholders............... $              N/A                  $

  In addition, we estimate that we will spend approximately $500,000 in expenses for this offering, including those of the selling shareholders. We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

  We and our executive officers and directors, including the selling shareholders, will have entered into lock-up agreements under which we and they agree not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements.

  Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

  . Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option.

  . Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  . Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

  These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

  Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

  . the Public Offers of Securities Regulations 1995,

  . the Financial Services Act 1986, and

  . the Financial Services Act 1986 (Investment Advertisements) (Exemptions)
    Order 1996 (as amended).

  Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisorsm, a full-service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

  A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Only the prospectus in electronic format is part of this prospectus or the registration statement of which this prospectus forms a part.

                                 LEGAL MATTERS

  The validity of the common stock we are offering in this prospectus will be passed upon for us and the selling shareholders by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Madison & Sutro LLP, San Francisco, California.

                                    EXPERTS

  The financial statements as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999 included and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report herein and incorporated by reference in the registration statement, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our Commission filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Full addresses of the Commission's reference rooms are: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

  We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

  You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                     INFORMATION INCORPORATED BY REFERENCE

  The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission. This means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

  We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

   Commission Filing                           Period Covered or Date of Filing
   -----------------                           --------------------------------
Annual Report on Form 10-K..................  Year ended June 30, 1999
Quarterly Reports on Form 10-Q .............  Quarters ended October 2, 1999 and
                                              January 1, 2000
Description of our common stock contained in
 Registration Statement on Form 8-A and any
 amendment or report filed for the purpose
 of updating such description...............  October 27, 1997
All subsequent documents filed by us under
 Sections 13(a), 13(c), 14 or 15(d) of the
 Exchange Act...............................  After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                       Pericom Semiconductor Corporation
                            Attn: Patrick B. Brennan
                               2380 Bering Drive
                               San Jose, CA 95131
                             Phone: (408) 435-0200
                              Fax: (408) 435-1100

  Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

                       PERICOM SEMICONDUCTOR CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................  F-2
Balance Sheets as of June 30, 1998 and 1999 and December 31, 1999
 (unaudited).............................................................  F-3
Statements of Income for the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1998 and 1999 (unaudited).............  F-4
Statements of Shareholders' Equity and Comprehensive Income for the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31,
 1999 (unaudited)........................................................  F-5
Statements of Cash Flows for the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1998 and 1999 (unaudited).........  F-6
Notes to Financial Statements............................................  F-7

                          Independent Auditors' Report

To the Board of Directors and Shareholders of Pericom Semiconductor Corporation:

  We have audited the accompanying balance sheets of Pericom Semiconductor Corporation as of June 30, 1998 and 1999, and the related statements of income, shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Pericom Semiconductor Corporation at June 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
July 23, 1999

                       PERICOM SEMICONDUCTOR CORPORATION

                                 BALANCE SHEETS
                       (In thousands, except share data)

                                                     June 30,
                                                  ---------------  December 31,
                                                   1998    1999        1999
                                                  ------- -------  ------------
                                                                   (Unaudited)
ASSETS
Current assets:
  Cash and equivalents........................... $ 8,773 $ 8,328    $ 8,810
  Short-term investments.........................  17,058  17,397     18,239
  Accounts receivable:
    Trade (net of allowances of $1,599, $2,570,
     and $3,730).................................   5,437   9,719     11,519
    Other........................................     193     346        337
  Inventories....................................   8,917   9,835     13,340
  Prepaid expenses and other current assets......     153     582        332
  Deferred income taxes..........................     510     356        356
                                                  ------- -------    -------
    Total current assets.........................  41,041  46,563     52,933
Property and equipment--net......................   5,121   6,509      7,585
Investment in and advances to investee...........   1,046   2,611      3,219
Other assets.....................................     193     242        340
                                                  ------- -------    -------
    Total........................................ $47,401 $55,925    $64,077
                                                  ======= =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................... $ 6,117 $ 7,295    $ 8,667
  Accrued liabilities............................   1,855   1,604      1,779
  Income taxes payable...........................     318      22      1,090
                                                  ------- -------    -------
    Total current liabilities....................   8,290   8,921     11,536
Commitments and contingencies (Notes 8 and 9)
Deferred income taxes............................     500     624        624
Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized;
   none issued and outstanding...................     --      --         --
  Common stock, 30,000,000 shares authorized;
   shares outstanding: 1999, 9,519,241; 1998,
   9,286,399;
    December 31, 1999, 9,741,593.................  24,570  25,600     26,448
  Accumulated other comprehensive loss...........     --      (33)       (88)
  Retained earnings..............................  14,041  20,813     25,557
                                                  ------- -------    -------
    Total shareholders' equity...................  38,611  46,380     51,917
                                                  ------- -------    -------
    Total........................................ $47,401 $55,925    $64,077
                                                  ======= =======    =======

                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                              STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

                                                           Six Months Ended
                                 Years Ended June 30,        December 31,
                                -------------------------  ------------------
                                 1997     1998     1999      1998      1999
                                -------  -------  -------  --------  --------
                                                              (unaudited)
Net revenues................... $33,166  $49,198  $59,797  $ 29,057  $ 37,634
Cost of revenues...............  20,986   29,285   35,484    17,602    21,814
                                -------  -------  -------  --------  --------
  Gross profit.................  12,180   19,913   24,313    11,455    15,820
Operating expenses:
  Research and development.....   4,187    5,065    5,976     2,810     3,493
  Selling, general and
   administrative..............   5,989    7,793    9,175     4,387     5,272
                                -------  -------  -------  --------  --------
    Total......................  10,176   12,858   15,151     7,197     8,765
                                -------  -------  -------  --------  --------
Income from operations.........   2,004    7,055    9,162     4,258     7,055
Equity in net loss of joint
 venture.......................     (80)    (345)    (288)     (153)     (168)
Interest income................     431    1,083    1,386       719       748
                                -------  -------  -------  --------  --------
Income before income taxes.....   2,355    7,793   10,260     4,824     7,635
Provision for income taxes.....     777    2,629    3,488     1,640     2,891
                                -------  -------  -------  --------  --------
Net income..................... $ 1,578  $ 5,164  $ 6,772  $  3,184  $  4,744
                                =======  =======  =======  ========  ========
Basic earnings per share....... $  0.73  $  0.73  $  0.72  $   0.34  $   0.49
                                =======  =======  =======  ========  ========
Diluted earnings per share..... $  0.22  $  0.55  $  0.66  $   0.32  $   0.43
                                =======  =======  =======  ========  ========
Shares used in computing basic
 earnings per share............   2,165    7,083    9,395     9,333     9,663
                                =======  =======  =======  ========  ========
Shares used in computing
 diluted earnings per share....   7,316    9,412   10,279    10,080    10,924
                                =======  =======  =======  ========  ========


                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

          STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                 (In thousands)

                                                                    Accumulated
                          Preferred Stock  Common Stock                Other         Total
                          --------------- --------------- Retained Comprehensive Shareholders' Comprehensive
                          Shares  Amount  Shares  Amount  Earnings    Income        Equity        Income
                          ------- ------- ------ -------- -------- ------------- ------------- -------------
Balances, June 30,
 1996...................    9,225  $7,717 2,165  $     79 $  7,299      --         $ 15,095
Net income and
 comprehensive income...      --      --    --        --     1,578      --            1,578       $1,578
                                                                                                  ======
Exercise of employee
 stock options..........      --      --    181       122      --       --              122
                          ------- ------- -----  -------- --------     ----        --------
Balances, June 30,
 1997...................    9,225   7,717 2,346       201    8,877      --           16,795
Net income and
 comprehensive income...      --      --    --        --     5,164      --            5,164       $5,164
                                                                                                  ======
Initial public offering
 of common stock, net of
 issuance
 costs of $740..........      --      --  2,000    16,000      --       --           16,000
Conversion of preferred
 stock to common stock..  (9,225) (7,717) 4,612     7,717      --       --              --
Issuance of common stock
 under employee stock
 plans..................      --      --    328       495      --       --              495
Tax benefit resulting
 from stock option
 transactions...........      --      --    --        157      --       --              157
                          ------- ------- -----  -------- --------     ----        --------
Balances, June 30,
 1998...................      --      --  9,286    24,570   14,041      --           38,611
Net income..............      --      --    --        --     6,772      --            6,772       $6,772
Unrealized Gain/(loss)
 on investments.........      --      --    --        --       --       (33)            (33)         (33)
                                                                                                  ------
Comprehensive Income....      --      --    --        --       --       --              --        $6,739
                                                                                                  ======
Issuance of common stock
 under employee stock
 plans..................      --      --    233       737      --       --              737
Tax benefit resulting
 from stock option
 transactions...........      --      --    --        293      --       --              293
                          ------- ------- -----  -------- --------     ----        --------
Balances, June 30,
 1999...................      --      --  9,519    25,600   20,813      (33)         46,380
Net Income*.............      --      --    --        --     4,744      --            4,744       $4,744
Unrealized Gain/(loss)
 on
 Investments*...........      --      --    --        --       --       (55)            (55)         (55)
                                                                                                  ------
Comprehensive Income*...      --      --    --        --       --       --              --        $4,689
                                                                                                  ======
Issuance of common stock
 under employee stock
 plans*.................      --      --    223       848      --       --              848
                          ------- ------- -----  -------- --------     ----        --------
Balances, December 31,
 1999*..................      --      --  9,742  $ 26,448 $ 25,557     $(88)       $ 51,917
                          ======= ======= =====  ======== ========     ====        ========

--------
*  Unaudited

                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                            Six Months Ended
                                  Years Ended June 30,        December 31,
                                 -------------------------  ------------------
                                  1997     1998     1999      1998      1999
                                 -------  -------  -------  --------  --------
                                                               (Unaudited)
Cash flows from operating
 activities:
Net income.....................  $ 1,578  $ 5,164  $ 6,772  $  3,184  $  4,744
Adjustments to reconcile net
 income to net cash provided by
 (used for) operating
 activities:
  Depreciation and
   amortization................      966    1,144    1,601       724     1,097
  Loss on disposal of assets...      --        10      --        --        --
  Equity in net loss of joint
   venture.....................       80      345      288       153       168
  Deferred income taxes........      130      141      278       --        --
  Changes in assets and
   liabilities:
    Accounts receivable........   (1,423)  (2,284)  (4,435)   (1,903)   (1,790)
    Inventories................     (713)  (2,735)    (918)      273    (3,505)
    Prepaid expenses and other
     current assets............      (67)      (4)    (429)     (341)      251
    Accounts payable...........    1,701    1,133    1,178      (574)    1,373
    Accrued liabilities........     (107)     652     (252)     (233)      174
    Income taxes payable.......      706       64       (3)      142     1,068
                                 -------  -------  -------  --------  --------
      Net cash provided by
       operating activities....    2,851    3,630    4,080     1,425     3,580
                                 -------  -------  -------  --------  --------
Cash flows from investing
 activities:
  Additions to property and
   equipment...................   (2,001)  (2,857)  (2,988)     (930)   (2,173)
  Purchase of short-term
   investments.................      --   (25,203) (13,054)  (11,507)   (5,299)
  Maturities of short-term
   investments.................      --     8,145   12,682    11,532     4,400
  (Increase) decrease in other
   assets......................       56     (260)     (49)       (8)      (98)
  Advances to investee.........      (25)    (747)  (1,853)     (777)     (776)
  Proceeds from sale of
   property and equipment......        7        4      --        --        --
                                 -------  -------  -------  --------  --------
      Net cash used for
       investing activities....   (1,963) (20,918)  (5,262)   (1,690)   (3,946)
                                 -------  -------  -------  --------  --------
Cash flows from financing
 activities:
  Sale of common stock.........      122   16,495      737       316       848
                                 -------  -------  -------  --------  --------
Net increase (decrease) in cash
 and equivalents...............    1,010     (793)    (445)       51       482
Cash and equivalents:
  Beginning of period..........    8,556    9,566    8,773     8,773     8,328
                                 -------  -------  -------  --------  --------
  End of period................  $ 9,566  $ 8,773  $ 8,328  $  8,824  $  8,810
                                 =======  =======  =======  ========  ========
Supplemental disclosure of cash
 flow information:
  Cash paid during the period
   for:
    Income taxes...............  $    50  $ 2,381  $ 3,210  $  1,498  $    870
                                 -------  -------  -------  --------  --------
Supplemental noncash financing
 activities:
  Tax benefit from stock option
   transactions ...............      --   $   157  $   293       --        --
                                 =======  =======  =======  ========  ========

                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Pericom Semiconductor Corporation (the "Company") was incorporated in June 1990. The Company designs, manufactures and markets high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, datacom and telecom systems.

  Financial Statement Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value.

  Short-Term Investments--The Company's policy is to invest in short-term instruments with investment grade credit ratings. Generally, such investments have contractual maturities of up to three years. The Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. As of June 30, 1999 there were no significant differences between the fair market value and the underlying cost of such investments. At June 30, 1999 short-term investments consisted of the following:

                                                    Gross      Gross
                                        Amortized Unrealized Unrealized Market
                                          Cost      Gains      Losses    Value
                                        --------- ---------- ---------- -------
Corporate bonds and notes..............  $ 4,139     --         (33)    $ 4,106
U.S. government securities.............    5,992     --          (1)      5,991
Certificates of deposit................    7,299       1        --        7,300
                                         -------     ---        ---     -------
                                         $17,430       1        (34)    $17,397
                                         =======     ===        ===     =======

  At December 31, 1999 short-term investments consisted of the following:

                                                    Gross      Gross
                                        Amortized Unrealized Unrealized Market
                                          Cost      Gains      Losses    Value
                                        --------- ---------- ---------- -------
Corporate bonds and notes..............  $ 8,930     --         (101)   $ 8,829
U.S. government securities.............    5,897      12         --       5,909
Certificates of deposit................    3,500       1         --       3,501
                                         -------     ---        ----    -------
                                         $18,327      13        (101)   $18,239
                                         =======     ===        ====    =======

  Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years.

  Investment in Joint Venture is accounted for using the equity method (see
Note 4).

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)


  Long-Lived Assets--The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to review the recoverability of all intangible assets based upon undiscounted cash flows on an annual basis at a minimum, and in addition, whenever events or changes indicate that the carrying amount of an asset may not be recoverable.

  Income Taxes--The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to recording deferred taxes.

  Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

  Revenue Recognition--Revenue from product sales is recognized upon shipment. Estimated costs for sales returns, price protection, stock rotation and other allowances are accrued in the period that sales are recognized. Domestic distributors are permitted a return allowance of 10% of their net purchases every six months. Revenue from design services, included in net revenues, is recognized on the completion of project milestones set forth in the related agreements.

  Fiscal Period--The Company's fiscal years in the accompanying financial statements have been shown as ending on June 30. Fiscal years 1997, 1998 ended on June 28, 1997 and June 27, 1998, respectively, and each included 52 weeks. Fiscal year 1999 ended on July 3, 1999 and included 53 weeks.

  Concentration of Credit Risk and Certain Significant Risks and
Uncertainties--The Company sells its products primarily to large organizations and generally does not require its customers to provide collateral or other security to support accounts receivable. The Company maintains allowances for estimated bad debt losses.

  The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; and the Company's ability to attract and retain employees necessary to support its growth.

  Comprehensive Income--In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources. Comprehensive income for the years ended June 30, 1997, 1998 and 1999 have been disclosed within the statement of shareholders' equity and comprehensive income.

  Recently Issued Accounting Standards--In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which defines derivatives, requires all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Although the Company has not fully

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)

assessed the implications of this new statement, the Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

  Reclassifications--Certain items in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation. Such reclassifications had no impact on net income or sharesholders' equity.

  Earnings Per Share--Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

  Basic and diluted earnings per share for each of the three years in the period ended June 30, 1999 are as follows:

                                                                 Six Months
                                                                    Ended
                                         Years Ended June 30,   December 31,
                                         --------------------- ---------------
                                          1997   1998   1999    1998    1999
                                         ------ ------ ------- ------- -------
Net income.............................. $1,578 $5,164 $ 6,772 $ 3,184 $ 4,744
                                         ====== ====== ======= ======= =======
Computation of common shares
 outstanding--basic earnings per share:
  Weighted average common stock.........  2,165  7,083   9,395   9,333   9,663
                                         ====== ====== ======= ======= =======
Basic earnings per share................ $ 0.73 $ 0.73 $  0.72 $  0.34 $  0.49
                                         ====== ====== ======= ======= =======
Computation of common shares
 outstanding--diluted earnings per
 share:
  Weighted average common stock.........  2,165  7,083   9,395   9,333   9,663
  Weighted average preferred shares.....  4,612  1,572     --      --      --
  Dilutive options using the treasury
   stock method.........................    539    757     884     747   1,261
                                         ------ ------ ------- ------- -------
Shares used in computing diluted
 earnings per share.....................  7,316  9,412  10,279  10,080  10,924
                                         ====== ====== ======= ======= =======
Diluted earnings per share.............. $ 0.22 $ 0.55 $  0.66 $  0.32 $  0.43
                                         ====== ====== ======= ======= =======

  Options to purchase 571,553 and 224,000 shares of Common Stock at prices ranging from $2.40 to $3.80 and $8.13 to $9.63 were outstanding as of June 30, 1997 and 1998, respectively, but not included in the computation of diluted net income per share because the options' exercise prices were greater that the average market price of the common shares as of such dates and therefore, would be anti-dilutive under the treasury stock method. There were no anti-dilutive options at June 30, 1999.

  Unaudited interim financial information--The unaudited interim financial information as of December 31, 1999 and for the six months ended December 31, 1998 and 1999 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the six months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending June 30, 2000.

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)

2. INVENTORIES

  Inventories consist of (in thousands):

                                                    As of June 30,     As of
                                                    --------------- December 31,
                                                     1998    1999       1999
                                                    ------- ------- ------------
      Finished goods............................... $ 1,752 $ 2,620   $ 3,078
      Work-in-process..............................   5,671   5,972     7,688
      Raw materials................................   1,494   1,243     2,574
                                                    ------- -------   -------
                                                     $8,917 $ 9,835   $13,340
                                                    ======= =======   =======

3. PROPERTY AND EQUIPMENT

  Property and equipment consist of (in thousands):

                                                 As of June 30,       As of
                                                 ----------------  December 31,
                                                  1998     1999        1999
                                                 -------  -------  ------------
   Machinery and equipment...................... $ 4,336  $ 5,705    $ 7,324
   Computer equipment and software..............   2,101    3,631      5,000
   Furniture and fixtures.......................     332      413        447
   Leasehold improvements.......................     137      332        393
   Construction-in-progress.....................   1,881    1,383        481
                                                 -------  -------    -------
   Total........................................   8,787   11,464     13,645
   Accumulated depreciation and amortization....  (3,666)  (4,955)    (6,060)
                                                 -------  -------    -------
   Property and equipment--net.................. $ 5,121  $ 6,509    $ 7,585
                                                 =======  =======    =======

  Construction-in-progress is primarily implementation costs of an enterprise-wide EDP system that is not fully in use, leasehold improvements in process, and machinery and equipment that has not been accepted.

4. INVESTMENT IN JOINT VENTURE

  In fiscal 1994, the Company purchased 1,500,000 shares of Series A Convertible Preferred Stock issued by Pericom Technology, Inc. ("PTI") for $750,000 (an 18.4% equity investment). Such preferred stock is convertible at the option of the Company into 1,500,000 shares of PTI common stock, does not bear dividends, has a liquidation preference up to the purchase price and votes based on the number of common shares into which it is convertible. PTI was incorporated in 1994 and in 1995 established a design center and sales office to pursue opportunities and participate in joint ventures in China. The investment in PTI is accounted for using the equity method due to the Company's significant influence over its operations. In addition, several of the directors of the Company are also directors of PTI, and certain shareholders of the Company are also shareholders of PTI. During the years ended June 30, 1997, 1998 and 1999, the Company sold $39,000, $61,000 and $65,000, respectively, in services to PTI. During the years ended June 30, 1998 and 1999 the Company purchased $61,000 and $72,000 in services from PTI, respectively. At June 30, 1997, 1998 and 1999, $99,000, $846,000 and $2,611,000, respectively, was owed to the Company by PTI for reimbursement of certain administrative expenses incurred by the Company on behalf of PTI and for advances made to PTI by

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)

the Company. Advances from the Company to PTI are guaranteed by the individual shareholders of PTI. Condensed financial information of the joint venture at June 30, 1999 is as follows (in thousands):

   Total assets....................................................... $ 2,065
   Total liabilities..................................................   2,815
   Total equity.......................................................    (750)
   Revenue............................................................ $   531
   Cost of revenues...................................................     229
                                                                       -------
   Gross profit.......................................................     302
   Expenses...........................................................   1,741
                                                                       -------
   Operating Loss.....................................................  (1,439)
   Interest and other income/(expense)................................     (77)
                                                                       -------
   Net Loss........................................................... $(1,516)
                                                                       =======


5. ACCRUED LIABILITIES

  Accrued liabilities consist of (in thousands):

                                                   As of June 30,     As of
                                                   --------------- December 31,
                                                    1998    1999       1999
                                                   ------- ------- ------------
   Accrued compensation........................... $ 1,059 $   908    $1,036
   External sales representative commissions......     636     572       580
   Other accrued expenses.........................     160     124       163
                                                   ------- -------    ------
                                                    $1,855 $ 1,604    $1,779
                                                   ======= =======    ======

6. SHAREHOLDERS' EQUITY

  In October 1997, the Company completed an initial public offering of 2,000,000 shares of its common stock (selling shareholders sold an additional 500,000 shares in the offering) at a price of $9.00 per share. Concurrent with the offering, 9,225,000 shares of convertible preferred stock were converted, at a 2-for-1 ratio, into 4,612,000 shares of common stock.

 PREFERRED STOCK

  The number of shares of preferred stock authorized to be issued is 5,000,000. The Board of Directors is authorized to issue the preferred stock from time to time in one or more series and to fix the rights, privileges and restrictions of the shares of such series. As of June 30, 1999, no shares of preferred stock were outstanding.

 STOCK OPTION PLANS

  Under the Company's 1990 Stock Option Plan and 1995 Stock Option Plans, incentive and nonqualified stock options to purchase up to 3,480,029 shares of common stock have been reserved at June 30, 1999 for issuance to employees, officers, directors, independent contractors and consultants of the Company.

  The options may be granted at not less than the fair value, as determined by the Board of Directors, and not less than 85% of the fair value on grant date for incentive stock options and nonqualified stock options, respectively. Options vest over periods of up to 48 months as determined by the Board. Options granted under the Plans expire 10 years from grant date.

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)


  Activity in the Company's option plans is summarized below:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                            Shares     Price
                                                           ---------  --------
Balance June 30, 1996 (698,956 exercisable at a weighted
 average price of $0.84).................................. 1,204,969   $ 1.56
  Granted (weighted average fair value of $0.94 per
   share).................................................   488,825     2.48
  Exercised...............................................  (180,700)    0.64
  Canceled................................................  (316,479)    3.08
                                                           ---------   ------
Balance June 30, 1997 (698,308 exercisable at a weighted
 average price of $1.14).................................. 1,196,615     1.70
  Granted (weighted average fair value of $2.59 per
   share).................................................   835,539     6.34
  Exercised...............................................  (299,314)    0.97
  Canceled................................................  (138,516)    3.33
                                                           ---------   ------
Balance June 30, 1998 (639,000 exercisable at a weighted
 average price of $2.05).................................. 1,594,324     4.13
  Granted (weighted average fair value of $4.23 per
   share)................................................. 1,292,675     6.21
  Exercised...............................................  (137,904)    2.06
  Canceled................................................  (826,250)    7.14
                                                           ---------   ------
Balance, June 30, 1999 (884,917 exercisable at a weighted
 average price of $3.00).................................. 1,922,845     4.40
  Granted (weighted average fair value of $11.72 per
   share).................................................   375,900    14.28
  Exercised...............................................  (168,233)    3.52
  Canceled................................................  (113,148)    7.42
                                                           ---------   ------
Balance, December 31, 1999................................ 2,017,364   $ 6.15
                                                           =========   ======

  At December 31, 1999, 843,833 shares were available for future issuance under the option plans.

  In fiscal 1997, the Company canceled options to purchase 160,700 shares of common stock with an exercise price of $3.80 per share and issued replacement options with an exercise price of $2.40 per share.

  In fiscal 1999, the Company canceled options to purchase 638,975 shares of common stock with exercise prices ranging from $5.25 to $9.63 per share and issued replacement options with an exercise price of $4.80 per share.

  Additional information regarding options outstanding as of June 30, 1999 is as follows:

                          Options Outstanding              Options Exercisable
                  --------------------------------------  -----------------------
                                  Weighted
                                  Average      Weighted                 Weighted
   Range of                      Remaining     Average                  Average
   Exercise         Number      Contractual    Exercise     Number      Exercise
    Prices        Outstanding   Life (Years)    Price     Exercisable    Price
   --------       -----------   ------------   --------   -----------   --------
  $0.20--1.44        294,597        5.14        $ 0.96      294,597      $ 0.96
  $2.40--4.00        398,142        7.39          2.97      276,024        2.94
  $4.40--4.69        197,250        8.09          4.41       99,324        4.40
     $4.80           610,656        8.72          4.80      165,022        4.80
  $4.88--6.75        209,700        9.06          6.25       43,657        6.37
  $7.06--$12.44      212,500        9.74          8.89        6,293        8.78
---------------    ---------        ----        ------      -------      ------
  $0.20--12.44     1,922,845        7.98        $ 4.40      884,917      $ 3.00
===============    =========        ====        ======      =======      ======

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)


 1997 Employee Stock Purchase Plan

  In 1997, the Company approved the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows eligible employees of the Company to purchase shares of Common Stock through payroll deductions. A total of 300,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions, during 24-month purchase periods, except that the first purchase period will be 27 months. Each purchase period will be divided into eight consecutive three-month accrual periods, except that the first accrual period will be six months. The price at which stock is purchased under the Stock Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the purchase period or the last day of the accrual period, whichever is lower. The initial purchase period commenced upon the effective date of the Company's initial public offering of Common Stock in October 1997 and will end on January 30, 2000. The maximum number of shares of Common Stock that any employee may purchase under the Stock Purchase Plan during any accrual period is 500 shares. During fiscal year 1998 and 1999, respectively, the Company issued 28,829 and 94,938 shares of common stock under the Stock Purchase Plan at a weighted average price of $7.11 and $4.78 per share, respectively. The weighted average fair value of the fiscal 1998 and 1999 awards was $2.99 and $2.30 per share, respectively.

 Additional Stock Plan Information

  As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

  SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123), requires the disclosure of pro forma net income as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the terms of the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for the Company's stock option grants:

                                                       1997     1998     1999
                                                      -------  -------  -------
   Expected life..................................... 5 years  5 years  5 years
   Risk-free interest rate...........................     6.3%     5.5%    5.25%
   Volatility........................................     --        75%      83%
   Dividend yield....................................    0.00%    0.00%    0.00%

  The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Stock Purchase Plan:

                                                              1998       1999
                                                           ----------  --------
   Expected life.......................................... 3-6 months  3 months
   Risk-free interest rate................................        5.5% 4.3--4.7%
   Volatility.............................................         76%  66%--88%
   Dividend yield.........................................       0.00%     0.00%

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)


 Pro Forma Net Income and Earnings Per Share

  Had the Company amortized to expense the computed fair values of the 1997, 1998 and 1999 awards under the 1990 Stock Option Plan, 1995 Stock Option Plan and Employee Stock Purchase Plan, the Company's pro forma net income and earnings per share for the three fiscal years in the period ended June 30, 1999 would have been as follows:

                                                  1997       1998       1999
                                               ---------- ---------- ----------
   Pro forma net income....................... $1,398,000 $4,863,000 $5,734,000
   Pro forma earnings per share:
     Basic earnings per share................. $     0.65 $     0.69 $     0.61
     Diluted earnings per share............... $     0.19 $     0.52 $     0.56

  However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

7. INCOME TAXES

  The provision for income taxes consists of (in thousands):

                                                           Fiscal Year Ended
                                                                June 30,
                                                           --------------------
                                                           1997   1998    1999
                                                           ----  ------  ------
   Federal:
     Current.............................................  $652  $2,256  $2,774
     Deferred............................................   104     174     235
                                                           ----  ------  ------
                                                            756   2,430   3,009
   State:
     Current.............................................    (5)     75     143
     Deferred............................................    26     (33)     43
                                                           ----  ------  ------
                                                             21      42     186
   Charge is lieu of taxes attributable to employee stock
    plans................................................   --      157     293
                                                           ----  ------  ------
   Provision for income taxes............................  $777  $2,629  $3,488
                                                           ====  ======  ======

  A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                            Fiscal Year Ended
                                                                June 30,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
Tax at federal statutory rate..............................  35.0%  35.0%  35.0%
State income taxes, net of federal benefit.................  (0.3)   2.7    1.5
Research and development tax credits.......................  (7.1)  (2.9)  (2.7)
Other......................................................   5.4   (1.1)    .2
                                                            -----  -----  -----
Provision for income taxes.................................  33.0%  33.7%  34.0%
                                                            =====  =====  =====

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)


  The components of the net deferred tax assets (liabilities) were as follows (in thousands):

                                                               As of June 30,
                                                               ---------------
                                                                1998    1999
                                                               ------- -------
Deferred tax assets:
  Accruals and reserves recognized in different periods....... $  410  $   356
  Other.......................................................    113       96
                                                               ------  -------
                                                                  523      452
                                                               ------  -------
Deferred tax liabilities:
  Tax basis depreciation......................................   (259)    (172)
  Capitalized research and development costs..................   (207)    (404)
  Other.......................................................    (47)    (144)
                                                               ------  -------
                                                                 (513)    (720)
                                                               ------  -------
Net deferred tax assets (liabilities)......................... $   10  $  (268)
                                                               ======  =======

8. LEASES

  The Company leases certain facilities under operating leases through July 2004, with two options to extend for an additional three years each upon termination of the original, and extended, lease term. The future minimum operating lease commitments at June 30, 1999 are as follows (in thousands):

   Fiscal Year:
   ------------
   2000.................................................................. $  632
   2001..................................................................    700
   2002..................................................................    900
   2003..................................................................    928
   2004..................................................................    957
   2005..................................................................     81
                                                                          ------
                                                                          $4,198
                                                                          ======

  Rent expense for operating leases for the years ended June 30, 1997, 1998 and 1999 was $366,000, $481,000 and $623,000, respectively.

9. CONTINGENCIES

  The semiconductor industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. The Company settled the only outstanding claim of this nature in fiscal 1999 without material adverse effect on the Company's financial position or results of operations.

10. INDUSTRY AND SEGMENT INFORMATION

  In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographical areas and major customers. The Company operates in one reportable segment.

                       PERICOM SEMICONDUCTOR CORPORATION
                   NOTES TO FINANCIAL STATEMENT--(Continued)
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999
            (Information as of December 31, 1999 and the six months
                 ended December 31, 1998 and 1999 is unaudited)

11. MAJOR CUSTOMERS AND GEOGRAPHIC OPERATING INFORMATION

  In fiscal 1999 one customer represented 14% of net revenues, and three customers each represented 11% of trade accounts receivable at June 30, 1999. In fiscal 1998, one customer accounted for 11% of net revenues and three customers represented 12%, 11%, and 10% of trade accounts receivable, respectively, at June 30, 1998. In fiscal 1997, two customers accounted for 17% and 14% of net revenues, respectively, and two customers represented 12% and 11% of trade accounts receivable, respectively, at June 30, 1997.

                                                     Fiscal Year Ended June 30,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------
Net sales to geographic regions:
  United States..................................... $ 20,895 $ 27,059 $ 31,094
  Europe............................................    3,648    4,920    4,784
  Asia..............................................    8,623   17,219   23,919
                                                     -------- -------- --------
Total Net Sales..................................... $ 33,166 $ 49,198 $ 59,797
                                                     ======== ======== ========

12. EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Board of Directors and are discretionary. There were no employer matching contributions in fiscal 1997, 1998 or 1999.

--------------------------------------------------------------------------------


                                 [PERICOM LOGO]

                          Prudential Volpe Technology
                         a unit of Prudential
                         Securities

                               CIBC World Markets

                                 Wit SoundView

                             C.E. Unterberg, Towbin

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. Other Expenses of Issuance and Distribution

  The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                       Amount*
                                                                       --------
      Securities and Exchange Commission Filing Fee..................  $ 25,214
      NASD Filing Fee................................................     9,284
      Nasdaq Listing of Additional Shares Fee........................    17,500
      Accounting Fees and Expenses...................................   100,000
      Blue Sky Fees and Expenses.....................................     5,000
      Legal Fees and Expenses........................................   150,000
      Transfer Agent and Registrar Fees and Expenses.................    25,000
      Printing Expenses..............................................   100,000
      Miscellaneous Expenses.........................................    68,002
                                                                       --------
          Total......................................................  $500,000
                                                                       ========

--------
 * All amounts are estimates except the SEC filing fee and the NASD filing fee.

15. Indemnification of Directors and Officers

  Under Section 317 of the California Corporations Code, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Registrant's Bylaws also provide for mandatory indemnification of its directors, officers, employees and agents, to the fullest extent permissible under California law.

  The Registrant's Articles of Incorporation provide that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under California law. Pursuant to California law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its shareholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under California law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under California law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated entities, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Registrant maintains liability insurance for its directors and officers.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

 Number Description
 ------ -----------
  1.1*  Form of Underwriting Agreement
  5.1** Opinion of Morrison & Foerster LLP
 23.1   Consent of Deloitte & Touche LLP
 23.2** Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)
 24.1** Powers of Attorney (included on Signature Page)
 27.1** Financial Data Schedule

--------
 *To be filed by amendment.

 **Previously filed.

Item 17. Undertakings

  The undersigned registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed be part of this registration statement as of the time it was declared effective.

    (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on the 18th day of February, 2000.

                                          Pericom Semiconductor Corporation

                                                   /s/ Alex C. Hui*

                                          By: ____________________________
                                                        Alex C. Hui
                                                  Chief Executive Officer,
                                               President and Chairman of the
                                                     Board of Directors

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

           /s/ Alex C. Hui*            Chief Executive Officer,    February 18, 2000
______________________________________  President and Chairman of
             Alex C. Hui                the Board of Directors
                                        (Principal Executive
                                        Officer)

        /s/ Patrick B. Brennan         Vice President, Finance &   February 18, 2000
______________________________________  Administration (Principal
          Patrick B. Brennan            Financial and Accounting
                                        Officer)

        /s/ John Chi-Hung Hui*         Vice President, Technology  February 18, 2000
______________________________________  and Director
          John Chi-Hung Hui

          /s/ Jeffrey Young*           Director                    February 18, 2000
______________________________________
            Jeffrey Young

         /s/ Tay Thiam Song*           Director                    February 18, 2000
______________________________________
            Tay Thiam Song

         /s/ Millard Phelps*           Director                    February 18, 2000
______________________________________
            Millard Phelps

           /s/ Hau L. Lee*             Director                    February 18, 2000
______________________________________
              Hau L. Lee

*By

        /s/ Patrick B. Brennan
______________________________________
          Patrick B. Brennan
           Attorney-In-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Document
 ------- --------
  1.1*   Form of Underwriting Agreement
  5.1**  Opinion of Morrison & Foerster LLP
 23.1    Consent of Deloitte & Touche LLP
 23.2**  Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)
 24.1**  Powers of Attorney (included on Signature Page)
 27.1**  Financial Data Schedule

--------
*  To be filed by amendment.

** Previously filed.